                                  Exhibit 20.1

            SUMMARY HISTORICAL AND PRO FORMA COMBINED FINANCIAL DATA

     The following table presents summary historical and pro forma combined financial information of the Company for each of the six years in the period ended June 28, 1997. The historical combined financial information for the fiscal years ended July 2, 1994, July 1, 1995 and June 29, 1996 has been derived from the combined financial statements of the Company for such periods, which have been audited by KPMG Peat Marwick LLP. The information for the fiscal years ended June 27, 1992 and July 3, 1993 is unaudited and is derived from unaudited combined financial statements not included in this Offering Memorandum. The information for the fiscal year ended June 28, 1997 is derived from the unaudited combined financial statements included elsewhere in this Offering Memorandum. The unaudited combined financial statements of the Company for the fiscal year ended June 28, 1997 have been prepared in accordance with generally accepted accounting principles for interim financial information and the instructions to Form 10-Q and Article 10 of Regulation S-X. In the opinion of management, all adjustments (consisting of only normal recurring accruals) considered necessary for a fair presentation have been included. The summary historical combined financial information should be read in conjunction with, and is qualified in its entirety by reference to, the information set forth under the caption "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the audited combined financial statements of the Company as of July 1, 1995 and June 29, 1996, and for each of the three years in the period ended June 29, 1996, and the notes thereto, and the unaudited combined financial statements of the Company as of and for the fiscal year ended June 28, 1997, which appear elsewhere in this Offering Memorandum.

                                                                         FISCAL YEAR(1)
                                            ------------------------------------------------------------------------
                                              1992(3)       1993(3)       1994       1995       1996        1997
                                            -----------   -----------   --------   --------   --------   -----------
                                            (UNAUDITED)   (UNAUDITED)                                    (UNAUDITED)
                                                                 (IN THOUSANDS, EXCEPT RATIOS)
STATEMENTS OF OPERATIONS DATA(2):
Net sales.................................   $485,200      $457,249     $407,037   $413,927   $402,461      $464,548
Cost of goods sold........................    409,256       400,187      361,531    369,785    389,977       399,378
                                             --------      --------     --------   --------   --------      --------
Gross profit..............................     75,944        57,062       45,506     44,142     12,484        65,170
Selling, general and administrative
  expenses(4).............................     25,211        24,863       25,734     23,717     22,767        25,382
Impairment and restructuring
  charges (credits)(5)....................         --            --        3,066       (290)    13,291            --
Other (income) expense....................        (60)         (638)         122        272        921        (1,632)
                                             --------      --------     --------   --------   --------      --------
Earnings (loss) from operations...........     50,793        32,837       16,584     20,443    (24,495)       41,420
Interest expense..........................      9,569         4,918       10,795     12,251     14,099        14,285
Interest (income).........................       (147)         (259)        (131)       (39)       (92)          (73)
                                             --------      --------     --------   --------   --------      --------
Income (loss) before income taxes.........     41,371        28,178        5,920      8,231    (38,502)       27,208
Income taxes (benefit)....................     15,800         6,009        2,500      3,180    (13,703)       10,655
                                             --------      --------     --------   --------   --------      --------
Net income (loss).........................   $ 25,571      $ 22,169     $  3,420   $  5,051   $(24,799)     $ 16,553
                                             ========      ========     ========   ========   ========      ========
OTHER DATA:
Depreciation and amortization.............   $ 10,414      $ 13,087     $ 16,712   $ 16,997   $ 18,952      $ 19,323
Capital expenditures......................     37,753        34,446       18,334     35,182     42,128        13,719
EBITDA(6).................................     61,354        46,183       36,493     37,189      7,840        60,816
Ratio of earnings to fixed charges(7).....        4.6x          4.7x         1.5x       1.6x      --(8)          2.3x
Ratio of EBITDA to interest expense(6)....        6.4x          9.4x         3.4x       3.0x      --(8)          4.3x
PRO FORMA FINANCIAL DATA(9):
Ratio of earnings to fixed charges(7).....                                                                       2.3x
Cash interest expense(10).................                                                                  $ 19,260
Ratio of EBITDA to cash interest
  expense(6)..............................                                                                       3.2x
Ratio of total debt to EBITDA(6)..........                                                                       3.7x

                                                                HISTORICAL
                                                          -----------------------    PRO FORMA(9)
                                                                FISCAL YEAR          ------------
                                                          -----------------------    FISCAL YEAR
                                                            1996         1997            1997
                                                          --------    -----------    ------------
                                                                      (UNAUDITED)    (UNAUDITED)
                                                                      (IN THOUSANDS)
BALANCE SHEET DATA(2):
Working capital (deficit)...............................  $ 16,010     $ (7,525)       $141,133
Total assets............................................   333,577      345,010         351,010
Total debt and other long-term obligations(11)..........   289,587      268,658         225,000
Shareholder's equity (deficit)..........................    (8,709)       7,844          57,502

---------------

 (1) The Company's operations are based on a fifty-two or fifty-three week fiscal year ending on the Saturday nearest June 30. Fiscal year 1993 was fifty-three weeks.
 (2) The statements of operations data and balance sheet data include the accounts of Delta Mills, Inc. and certain marketing divisions of Delta Consolidated Corporation. These divisions of Delta Consolidated Corporation were transferred in August 1997 to Delta Mills Marketing, Inc., a wholly-owned subsidiary of the Company.
 (3) During fiscal year 1993, two indirect subsidiaries of Delta Woodside merged into Delta Holding, Inc. which was then renamed Delta Mills, Inc. Amounts presented for fiscal years 1992 and 1993 reflect the effect of this merger as if the merger had occurred at the beginning of fiscal year 1992.
 (4) Delta Woodside provides various corporate services to the Company, including payroll, accounting, internal audit, employee benefits and corporate services. These services have been charged to the Company on the basis of Delta Woodside's costs and allocated to the Company based on employee head count, computer time, projected sales and other criteria. During fiscal years 1992, 1993, 1994, 1995, 1996 and 1997, Delta Woodside charged the Company $3,906, $3,280, $3,083, $2,950, $3,123 and $3,302,
     respectively, for these services. See Note F to the Combined Financial Statements.
 (5) Impairment and restructuring charges (credits) include principally writedowns of property, plant and equipment. Also included are expenses incurred in connection with plant closings.
 (6) "EBITDA" is defined herein as income (loss) before income taxes, plus depreciation and amortization expense and interest expense, plus impairment and restructuring charges (credits). While EBITDA should not be construed as an alternative to operating earnings (loss) or net income (loss), or as an indicator of operating performance or liquidity, the Company believes that the ratio of EBITDA to interest expense is a measure that is commonly used to evaluate a company's ability to service debt.
 (7) Earnings used in computing the ratio of earnings to fixed charges consist of income (loss) before provision for income taxes plus fixed charges. Fixed charges consist of interest expense on all indebtedness (including amortization of deferred debt issuance costs) plus capitalized interest, plus interest expense on the indebtedness of Delta Woodside guaranteed by the Company (less interest paid by the Company with respect to intercompany indebtedness).
 (8) Fixed charges exceeded earnings in fiscal year 1996 by $38,502. Interest expense exceeded EBITDA in fiscal year 1996 by $6,258.
 (9) The pro forma financial data give effect to the Refinancing as if it occurred on June 30, 1996. The pro forma balance sheet data give effect to the Refinancing as if it occurred on June 28, 1997.
(10) Pro forma cash interest expense excludes amortization of deferred debt issuance costs.
(11) Total debt and other long-term obligations, on an historical basis, consist of the long-term debt due to affiliate, the current loan payable to affiliate and the noninterest-bearing payable to affiliates. See Notes C and F to the Combined Financial Statements.

                                  RISK FACTORS

     THIS OFFERING MEMORANDUM CONTAINS CERTAIN FORWARD-LOOKING STATEMENTS WITHIN THE MEANING OF SECTION 27A OF THE SECURITIES ACT AND SECTION 21E OF THE SECURITIES EXCHANGE ACT OF 1934, AS AMENDED (THE "EXCHANGE ACT"). SUCH FORWARD-LOOKING STATEMENTS ARE BASED ON THE BELIEFS OF THE COMPANY'S MANAGEMENT AS WELL AS ON ASSUMPTIONS MADE BY AND INFORMATION CURRENTLY AVAILABLE TO THE COMPANY AT THE TIME SUCH STATEMENTS WERE MADE. WHEN USED IN THIS OFFERING MEMORANDUM, THE WORDS "ANTICIPATE," "BELIEVE," "ESTIMATE," "EXPECT," "INTEND" AND SIMILAR EXPRESSIONS, AS THEY RELATE TO THE COMPANY, ARE INTENDED TO IDENTIFY SUCH FORWARD-LOOKING STATEMENTS. ALTHOUGH THE COMPANY BELIEVES THESE STATEMENTS ARE REASONABLE, PROSPECTIVE PURCHASERS OF THE NOTES SHOULD BE AWARE THAT ACTUAL RESULTS COULD DIFFER MATERIALLY FROM THOSE PROJECTED BY SUCH FORWARD-LOOKING STATEMENTS AS A RESULT OF THE RISK FACTORS SET FORTH BELOW OR OTHER FACTORS. PROSPECTIVE PURCHASERS OF THE NOTES SHOULD CONSIDER CAREFULLY THE FOLLOWING FACTORS, AS WELL AS THE OTHER INFORMATION AND DATA INCLUDED IN THIS OFFERING MEMORANDUM, IN EVALUATING AN INVESTMENT IN THE NOTES. THE COMPANY CAUTIONS THE READER, HOWEVER, THAT THIS LIST OF FACTORS MAY NOT BE EXHAUSTIVE AND THAT THESE OR OTHER FACTORS, MANY OF WHICH ARE OUTSIDE OF THE COMPANY'S CONTROL, COULD HAVE A MATERIAL ADVERSE EFFECT ON THE COMPANY AND ITS ABILITY TO SERVICE ITS INDEBTEDNESS, INCLUDING PRINCIPAL AND INTEREST PAYMENTS ON AND LIQUIDATED DAMAGES, IF ANY, WITH RESPECT TO THE NOTES. ALL FORWARD-LOOKING STATEMENTS ATTRIBUTABLE TO THE COMPANY OR PERSONS ACTING ON ITS BEHALF ARE EXPRESSLY QUALIFIED IN THEIR ENTIRETY BY THE CAUTIONARY STATEMENTS SET FORTH BELOW.

SIGNIFICANT LEVERAGE AND DEBT SERVICE

     The Company is, and upon consummation of the Refinancing the Company will continue to be, highly leveraged. At June 28, 1997, on a pro forma basis after giving effect to the Refinancing, including the application of the net proceeds from this Offering in the manner described in "Use of Proceeds," the Company would have had shareholder's equity of approximately $57.5 million and total outstanding long term-debt of approximately $225.0 million, of which approximately $75.0 million would have been secured by the Company's accounts receivable and inventory, as well as all of the outstanding capital stock of the Company and its subsidiaries (and, accordingly, would have been effectively senior to the Notes with respect to such assets). Also, after giving pro forma effect to the Refinancing, the Company's earnings before taxes and interest expense would have been insufficient to cover its fixed charges by approximately $38.5 million for the 1996 fiscal year. In addition, as of June 28, 1997, after giving pro forma effect to the Refinancing, approximately $24.0 million would have been available for additional borrowing under the New Credit Facility and the Company would have been contingently liable with respect to approximately $1.0 million under letters of credit issued under the New Credit Facility. The Indenture will permit the incurrence of substantial additional secured and other indebtedness by the Company and its subsidiaries. See "Description of Other Indebtedness" and "Use of Proceeds." The Company also has substantial additional obligations under operating leases. See Notes A and C to the Combined Financial Statements.

     Additionally, all of the indebtedness under the New Credit Facility will mature prior to the Notes and indebtedness under the New Credit Facility will be secured by a lien on accounts receivable and inventory, as well as all of the outstanding capital stock of the Company and its subsidiaries, while the Notes represent unsecured obligations of the Company. Accordingly, the lenders under the New Credit Facility (and any other indebtedness secured by assets of the Company) will have a claim ranking effectively prior to that of the holders of the Notes with respect to the proceeds of assets securing such indebtedness. In the event of bankruptcy, liquidation or reorganization of the Company, holders of the Notes will participate ratably in the remaining assets of the Company with all holders of unsecured indebtedness of the Company and with all other general creditors of the Company based upon the respective amounts owed to each holder or creditor. See "Description of Notes." In any of the foregoing events, there can be no assurance that there would be sufficient assets to pay amounts due on the Notes.

     The Company's ability to make scheduled payments of principal of and to pay interest or Liquidated Damages, if any, on the Notes, to satisfy its other debt obligations and to fund planned capital expenditures will depend upon its future operating performance, which will be affected by, among other factors, prevailing international and domestic economic conditions and financial, business, regulatory, political and other factors, including without limitation fluctuations in the rate of exchange of currency and the continuation of favorable tariffs, quotas and other trade regulations, certain of which are beyond its control, as well as the availability of borrowings under the New Credit Facility or any successor credit facilities. The Company will require substantial amounts of cash to fund scheduled payments of principal and interest on its outstanding indebtedness as well as future capital expenditures and any increased working capital requirements. If the Company is unable to meet its cash requirements out of cash flow from operations and its available borrowings, there can be no assurance that it will be able to obtain alternative financing or that it will be permitted to do so under the terms of the Indenture or the New Credit Facility. In the absence of such financing, the Company's ability to respond to changing business, political and economic conditions, to absorb adverse operating results, to fund capital expenditures or to make future acquisitions may be adversely affected. In addition, actions taken by the lending banks under the New Credit Facility are not subject to approval by the holders of the Notes. Finally, it is anticipated that, in order to pay the principal balance of the Notes due at maturity, the Company will be required to obtain alternative financing. There can be no assurance, however, that the Company will be able to refinance the Notes at maturity at commercially reasonable terms, or at all, and the inability to refinance the Notes would likely have a material adverse effect on the Company and on the market value and marketability of the Notes.

     The degree to which the Company will be leveraged following the Refinancing could have important consequences to holders of the Notes, including, but not limited to: (i) making it more difficult for the Company to satisfy its obligations with respect to the Notes and its other indebtedness and contingent liabilities, (ii) increasing the Company's vulnerability to general adverse economic and industry conditions, (iii) limiting the Company's ability to obtain additional financing to fund future working capital needs, capital expenditures, research and development and other general corporate purpose requirements, (iv) requiring the dedication of a substantial portion of the Company's cash flow from operations to the payment of principal of, and interest on, its indebtedness, thereby reducing the availability of such cash flow to fund working capital needs, capital expenditures, research and development or other general corporate purposes, (v) limiting the Company's flexibility in planning for, or reacting to, changes in its business and the industry, and (vi) placing the Company at a competitive disadvantage vis-a-vis less leveraged competitors. In addition, the Indenture and the New Credit Facility will contain financial and other restrictive covenants that will limit the ability of the Company to, among other things, borrow additional funds. Failure by the Company to comply with such covenants could result in an event of default which, if not cured or waived, could have a material adverse effect on the Company. In addition, the degree to which the Company is leveraged could prevent it from repurchasing all of the Notes tendered to it upon the occurrence of a Change of Control. See "Description of Other Indebtedness -- New Credit Facility."

     Borrowings under the New Credit Facility will bear interest at floating rates. Increases in interest rates on such borrowings could adversely affect the Company. While interest rates are currently at relatively low levels, increases in interest rates could negatively impact the ability of the Company to meet its debt service obligations, including its obligations under the Notes.

COMPETITION; RISKS ASSOCIATED WITH CHANGING INDUSTRY AND REGULATION

     The domestic textile and apparel industries are highly competitive. The United States apparel market is served by a variety of producers, many of which are located in rapidly growing, low-wage countries and use fabrics produced in those regions. Many of these fabric producers have substantially greater financial resources and lower cost of funds than the Company. Historically, the Company has significantly benefitted from quotas and tariffs imposed by the United States on the importation of textiles and apparel, which have reduced competition from foreign manufacturers. GATT, which became effective on January 1, 1995, requires a complete phase-out of existing quotas over a ten-year period for World Trade Organization members, a group which includes most countries in the world with a few exceptions, the most notable of which is China (although there can be no assurance that China will continue to be excluded). The phase-out of such quotas is scheduled to take place in four stages as follows (expressed in a percentage of total imports for 1994): 16% in 1995; 17% in 1998; 18% in 2002; and 49% in 2005.
To date, no products manufactured by the Company, and, to its knowledge, no apparel products manufactured by its United States customers for the United States market, have been subject to quota eliminations under GATT. The products that will be subject to quota eliminations in 1998 include babywear made from natural and synthetic fibers and in 2002 include dressing gowns, bathrobes, wool products and woven two-piece track suits. Most of the Company's products and the end-uses for such products are subject to quota elimination in 2005. In addition to the phasing-out of quotas, GATT also requires that the United States reduce tariffs on fabric and apparel imports over the same ten-year period. To date, the United States has not lowered such tariffs significantly. The elimination of quotas or reduction of tariffs as contemplated by GATT, or other changes in trade regulation that result in the lowering of barriers to entry of foreign goods, may have a material adverse effect on the Company.

     In addition, the Company benefits from protections afforded to apparel manufacturers based in certain Latin American and Caribbean countries that ship finished garments into the United States, the loss of which protections would have a material and adverse effect on the Company. NAFTA has effectively eliminated or substantially reduced tariffs on goods imported from Mexico if such goods are made from fabric originating in Canada, Mexico or the United States. Section 807 provides for the duty-free treatment of United States origin components used in the assembly of imported articles. The result is that duty is assessed only on the value of any foreign components that may be present and the labor costs incurred offshore in the assembly of apparel using United States origin fabric components. Because Section 807 creates an incentive to use fabric manufactured in the United States, it is beneficial to the Company and other domestic producers of apparel fabrics. In addition, pursuant to a related section referred to as "Section 807A" or the Special Access Program, apparel articles assembled in a Caribbean country, in which all fabric components have been wholly formed and cut in the United States, are subject to preferential quotas with respect to access into the United States for such qualifying apparel, in addition to the significant tariff reduction provided under Section
807. A similar program, enacted as a result of NAFTA and referred to as the Special Regime Program, provides even greater benefits (complete duty-free, quota-free treatment) for apparel assembled in Mexico from fabric components formed and cut in the United States. In contrast, apparel not meeting the criteria of Section 807, Section 807A, or the Special Regime Program, is subject to quotas and/or relatively higher tariffs. If Section 807, Section 807A or the Special Regime Program were repealed or altered in whole or in part, the Company believes that it could be at a serious competitive disadvantage relative to textile manufacturers in other parts of the world seeking to enter the United States market, which would have a material and adverse effect on the Company. See "Business -- Industry Trends" and "Business -- Competition."

     Future technological advances in the textile industry may result in the availability of new products or increase the efficiency of existing manufacturing and distribution systems. If a new technology becomes available that is more cost-effective or creates a competing product, the Company may be unable to access such technology or its use may involve substantial capital expenditure that the Company may be unable to finance. There can be no assurance that existing, proposed or yet undeveloped technologies will not render the Company's technology less profitable or less viable, or that the Company will have available the financial and other resources to compete effectively against companies possessing such technologies. The Company is unable to predict which of the many possible future products and services will meet the evolving industry standards and consumer demands. There can be no assurance that the Company will be able to adapt to such technological changes or offer such products on a timely basis or establish or maintain competitive positions.

RAW MATERIALS

     The principal raw materials used by the Company in the manufacture of its products are cotton of various grades, synthetic fiber and synthetic filament yarns. Any shortage in the world cotton supply by reason of weather, crop disease or other factors, or a significant increase in the price of cotton or synthetic fiber, could adversely affect the Company.

     The Company has contracted to purchase about 71% of its expected cotton requirements for fiscal year 1998 and 14% of its expected cotton requirements for fiscal year 1999. The percentage of the Company's cotton requirements that the Company fixes each year varies depending upon the Company's forecast of future cotton prices. The Company believes that recent cotton prices have enabled it to contract for cotton at prices that will permit it to be competitive with other companies in the United States textile industry when the cotton purchased for future use is put into production. To the extent that cotton prices decrease before the Company uses these future purchases, the Company could be materially and adversely affected. In addition, to the extent that cotton prices increase, the Company may be materially and adversely affected as there can be no assurance that it would be able to pass along these increased costs to its customers. For example, this factor contributed significantly to the Company's operating losses during fiscal year 1996. See "Management's Discussion and Analysis of Financial Condition and Results of Operations" and "Business -- Raw Materials."

ENVIRONMENTAL LAWS AND REGULATIONS

     The Company is subject to various federal, state and local environmental laws and regulations governing the discharge, emission, storage, handling and disposal of a variety of substances and wastes used in or resulting from the Company's operations. The Company continues to incur capital and other expenditures in order to comply with applicable regulatory standards and certain consent decrees that have been entered into by the Company. There can be no assurance that environmental regulations (or the interpretation of existing regulations) will not become more stringent in the future, that the Company will not incur substantial costs in the future to comply with such requirements or that the Company will not discover currently unknown environmental problems or conditions. Any such event could have a material adverse effect on the Company. See "Business -- Environmental and Regulatory Matters."

DEPENDENCE ON KEY PERSONNEL

     The Company is dependent upon the continued services of certain members of senior management, including, among others, its Chief Executive Officer and Chief Financial Officer. The Company believes that the loss of the services of key members of senior management could have a material adverse effect on the Company. In addition, the Company believes that its future success will depend in large part upon its continued ability to attract, retain and motivate skilled managers and other personnel. There can be no assurance that the Company will be able to attract and retain sufficient qualified personnel to meet its business needs.

RISK OF LOSS OF MATERIAL CUSTOMERS OR BROKER

     For fiscal year 1997, sales to Levi Strauss and sales to the Company's top five non-affiliated customers accounted for 17.1% and 37.8%, respectively, of total sales. In fiscal year 1996, sales to Levi Strauss and sales to the Company's top five non-affiliated customers accounted for 12.9% and 30.7%, respectively, of the Company's total sales. Consistent with industry practice, the Company does not operate under a supply contract with Levi Strauss or any of its other major customers. In addition, during fiscal years 1997, 1996 and 1995, sales of camouflage military fabrics accounted for 8.4%, 12.8% and 3.1%, respectively, of the Company's total sales. The loss of Levi Strauss or other major customers could have a material adverse effect upon the Company. See "Business -- Products and Marketing."

     The knitted fabrics division sells its prepared for print fabrics to converters and printers principally through a broker. During fiscal year 1997, sales through this broker were approximately $44.0 million, approximately 9.5% of the Company's total sales. The Company believes that, because of the competitive brokerage environment, the loss of this broker would not have a material adverse effect on the Company. There can be no assurance, however, that this would be the case. See "Business -- Products and Marketing."

RETAIL INDUSTRY AND CYCLICALITY

     The textile and retail apparel industries are highly cyclical and characterized by rapid shifts in fashion, consumer demand and competitive pressures, and price and demand volatility. The demand for the Company's products is principally dependent upon the level of United States demand for retail apparel. The demand for retail apparel is in turn dependent on United States consumer spending, which may be adversely affected by an economic downturn, changing retailer and consumer demands, a decline in consumer confidence or spending, and other factors beyond the Company's control. A reduction in the level of demand for retail apparel could have a material adverse effect on the Company.

     The Company's success depends in part upon its ability to anticipate and respond to changing consumer preferences and fashion trends in a timely manner. Although the Company attempts to stay abreast of emerging lifestyle and consumer preferences affecting its products, any sustained failure by the Company to identify and be able to respond to such trends could have a material adverse effect on the Company.

REPURCHASE OF NOTES UPON A CHANGE OF CONTROL

     Upon a Change of Control, the Company will be required to offer to repurchase all outstanding Notes at 101% of the principal amount thereof plus accrued and unpaid interest to the date of repurchase and Liquidated Damages, if any. There can be no assurance, however, that sufficient funds would be available at the time of any Change of Control to make any required repurchases of Notes tendered or that restrictions in the New Credit Facility or other agreements governing outstanding indebtedness would allow the Company to make such required purchases. Notwithstanding these provisions, the Company could enter into certain transactions, including certain recapitalizations, that would not constitute a Change of Control but would increase the amount of debt outstanding at such time.

FRAUDULENT CONVEYANCE STATUTES

     Various fraudulent conveyance laws have been enacted for the protection of creditors and may be utilized by a court of competent jurisdiction to subordinate or avoid the Notes or any Subsidiary Guarantee in favor of existing or future creditors of the Company or a Guarantor.

     The proceeds from the sale of the Notes are being used to refinance outstanding intercompany indebtedness in order to allow the Company's ultimate parent, Delta Woodside, to refinance outstanding indebtedness owed to third parties. If a court in a lawsuit on behalf of an unpaid creditor of the Company or a representative of the Company's creditors, such as a trustee in bankruptcy of the Company as a debtor-in-possession, were to conclude that, at the time the Company paid the net proceeds of the Notes to the Company's direct or indirect parent, the Company (x) intended to hinder, delay or defraud any present or future creditor or contemplated insolvency with a design to prefer one or more creditors to the exclusion in whole or in part of others or (y) did not receive fair consideration or reasonably equivalent value for issuing the Notes (for example, because the stockholders of the Company and not the Company received the benefits of the issuance of the Notes) and the Company (i) was insolvent,
(ii) was rendered insolvent by reason of such distribution, (iii) was engaged or about to engage in a business or transaction for which its remaining assets constituted unreasonably small capital to carry on its business or (iv) intended to incur, or believed that it would incur, debts beyond its ability to pay such debts as they matured, such court could void the Notes. Alternatively, in such event, claims of the holders of the Notes could be subordinated to claims of the other creditors of the Company. Because the existing indebtedness to be refinanced is guaranteed by the Company, the benefit to the Company of the issuance of the Notes may depend upon whether the Company's guarantee of the existing indebtedness was itself a fraudulent conveyance or was otherwise unenforceable.

     The Company's obligations under the Notes will be guaranteed by the Guarantors. To the extent that a court were to conclude that (x) a Subsidiary Guarantee was incurred by a Guarantor with intent to hinder, delay or defraud any present or future creditor or the Guarantor contemplated insolvency with a design to prefer one or more creditors to the exclusion in whole or in part of others or (y) such Guarantor did not receive fair consideration or reasonably equivalent value for issuing its Subsidiary Guarantee and such Guarantor (i) was insolvent, (ii) was rendered insolvent by reason of the issuance of such Subsidiary Guarantee, (iii) was engaged or about to engage in a business or transaction for which the remaining assets of such Guarantor constituted unreasonably small capital to carry on its business or (iv) intended to incur, or believed that it would incur, debts beyond its ability to pay such debts as they matured, the court could avoid or subordinate such Subsidiary Guarantee in favor of the Guarantor's creditors. Among other things, a legal challenge of a Subsidiary Guarantee on fraudulent conveyance grounds may focus on the benefits, if any, realized by the Guarantor as a result of the issuance by the Company of the Notes. The Guarantors will not receive any direct benefit from the issuance of the Notes. To the extent any Subsidiary Guarantee was avoided as a fraudulent conveyance or held unenforceable for any other reason, the holders of the Notes would cease to have any claim in respect of such Guarantor and would be creditors solely of the Company and any Guarantor whose Subsidiary Guarantee was not avoided or held unenforceable. In such event, the claims of the holders of the Notes against the issuer of an invalid Subsidiary Guarantee would be subject to the prior payment of all liabilities of such Guarantor. There can be no assurance that, after providing for all prior claims, there would be sufficient assets to satisfy the claims of the holders of the Notes relating to any avoided portions of any of the Subsidiary Guarantees.

     Based upon financial and other information currently available to it, management of the Company and the Guarantor believe that the Notes and the Subsidiary Guarantee are being incurred for proper purposes and in good faith and that the Company and each Subsidiary Guarantor are solvent and will continue to be solvent after issuing the Notes, or its Subsidiary Guarantee, as the case may be, will have sufficient capital for carrying on its business after such issuance and will be able to pay its debts as they mature.

     In rendering their opinion on the validity of the Notes and the Subsidiary Guarantees, counsel for the Company will express no opinion as to federal or state laws relating to fraudulent transfers.

LACK OF PUBLIC MARKET; RESTRICTIONS ON RESALE

     The Notes are a new issue of securities for which there is currently no trading market. Because the Notes are being sold pursuant to an exemption from registration under the applicable securities laws and, therefore, may not be publicly offered, sold or otherwise transferred in any jurisdiction where such registration may be required, no public market for the Notes will develop. It is expected that the Notes will be eligible for trading in the PORTAL market. The Company has been advised by the Initial Purchaser that it intends to make a market in the Notes following the completion of the Offering. However, it is not obligated to do so and any market-making activities with respect to the Notes may be discontinued at any time without notice. In addition, such market-making activity will be subject to the limits imposed by the Securities Act and the Exchange Act, and may be limited during the Exchange Offer and the pendency of any Shelf Registration Statement. Although under the Registration Rights Agreement the Company is required to consummate an offer to exchange the Notes for equivalent registered securities, or to register the Notes under the Securities Act, there can be no assurance that an active trading market for the Notes or the Exchange Notes will develop. If a market were to exist, the Notes could trade at prices that may be lower than the initial offering price thereof depending on many factors, including prevailing interest rates and the market for similar securities, general economic conditions and the financial condition and performance of, and prospects for, the Company. The Company does not intend to apply for listing or quotation of the Notes or, if issued, the Exchange Notes, on any securities exchange or automated quotation system. The Notes have not been registered under the Securities Act or any state securities laws and, unless so registered, may not be offered or sold except pursuant to an exemption from, or in a transaction not subject to, the registration requirements of the Securities Act and applicable state securities laws.

                                USE OF PROCEEDS

     The net proceeds to be received by the Company from the sale of the Notes
are estimated to be approximately $     million after deducting the estimated
underwriting discounts and offering expenses. The net proceeds from the sale of the Notes, together with approximately $74.0 million of net proceeds from the New Credit Facility, will be paid to Delta Woodside in satisfaction of certain intercompany indebtedness.

     The following table sets forth the estimated sources and uses of funds on a pro forma basis, assuming the Refinancing had been consummated on June 28, 1997 (in thousands):

Sources of Funds:
  Notes offered hereby......................................  $150,000
  New Credit Facility.......................................    75,000
                                                              --------
     Total Sources..........................................  $225,000
                                                              ========
Uses of Funds:
  Repayment of indebtedness(1)..............................  $219,000
  Estimated transaction fees and expenses...................     6,000
                                                              --------
     Total Uses.............................................  $225,000
                                                              ========

---------------

(1) $50.0 million of the net proceeds of this Offering and the New Credit Facility will be applied to the repayment in full of a term note dated November 11, 1993 in the principal amount of $50.0 million, which is due at the end of fiscal year 1998 and bears interest at the rate of 6% per annum. This term note evidences amounts that had been advanced by Delta Woodside to the Company for working capital and capital expenditures. The remaining $169.0 million of the net proceeds of this Offering and the New Credit Facility will be applied to the repayment of all advances from Delta Woodside to the Company that bear interest ($40.2 million outstanding at June 28, 1997, bearing interest at 8.5%) and all advances from Delta Woodside to the Company that do not bear interest ($58.5 million outstanding at June 28, 1997), which amounts were advanced for working capital and capital expenditures, and the repayment of a portion of a term note dated August 27, 1993 in the aggregate principal amount of $120.0 million, which is due on July 6, 1998 and bears interest at the rate of 6% per annum. This $120.0 million note was issued by the Company as a dividend that was declared effective August 27, 1993. See "Risk Factors -- Fraudulent Conveyance Statutes." Simultaneously with the closing of the Refinancing, Delta Woodside will cause to be contributed to the capital of the Company the principal amount of this term note that remains outstanding after the application of the net proceeds of this Offering and the New Credit Facility.

     Delta Woodside will use the amounts paid to it by the Company from the net proceeds from the issuance of the Notes, together with approximately $74.0 million of net proceeds from the New Credit Facility, to repay approximately $219.0 million in aggregate principal amount of indebtedness outstanding under an Amended and Restated Credit Agreement between Delta Woodside, as the borrower, and certain lenders as of March 15, 1996, as amended (the "Existing Credit Agreement"). For further information regarding the New Credit Facility and the Existing Credit Agreement, see "Description of Other Indebtedness."

                                 CAPITALIZATION

     The following table sets forth the capitalization of the Company as of June 28, 1997 (i) on an actual basis and (ii) on a pro forma basis after giving effect to the Refinancing and the application of the net proceeds therefrom as described under "Use of Proceeds." The information in this table should be read in conjunction with the Combined Financial Statements and the accompanying notes thereto included elsewhere in this Offering Memorandum.

                                                                   JUNE 28, 1997
                                                              -----------------------
                                                               ACTUAL       PRO FORMA
                                                              --------      ---------
                                                                  (IN THOUSANDS)
Total debt and payable to affiliates:
  Long-term debt due to affiliate(1)........................  $170,000      $     --
  New Credit Facility(2)....................................        --        75,000
  Notes offered hereby......................................        --       150,000
  Loan payable to affiliate(1)..............................    40,189            --
  Payable to affiliates(1)..................................    58,469            --
                                                              --------      --------
     Total debt and payable to affiliates...................  $268,658      $225,000
                                                              --------      --------
Shareholder's equity:
  Common stock and additional paid-in capital...............     2,134        51,792
  Retained earnings.........................................     5,710         5,710
                                                              --------      --------
  Total shareholder's equity................................     7,844        57,502
                                                              --------      --------
     Total capitalization...................................  $276,502      $282,502
                                                              ========      ========

---------------

(1) The net proceeds to be received by the Company from the Offering, together with approximately $74.0 million of net proceeds from the New Credit Facility, will be used to repay certain existing intercompany indebtedness and all intercompany amounts payable owed by the Company. Simultaneously with the closing of the Refinancing, Delta Woodside will cause to be contributed to the capital of the Company the portion of the intercompany indebtedness that remains outstanding after application of the net proceeds of this Offering and approximately $74.0 million of net proceeds from the New Credit Facility. Accordingly, all intercompany indebtedness and amounts payable will be repaid or canceled simultaneously with the consummation of this Offering. See "Use of Proceeds."
(2) In addition, at closing there will be letters of credit in the stated amount of approximately $1.0 million issued under the New Credit Facility.

           SELECTED HISTORICAL AND PRO FORMA COMBINED FINANCIAL DATA

     The following table presents selected historical and pro forma combined financial information of the Company for each of the six years in the period ended June 28, 1997. The historical combined financial information for the fiscal years ended July 2, 1994, July 1, 1995 and June 29, 1996 has been derived from the combined financial statements of the Company for such periods, which have been audited by KPMG Peat Marwick LLP. The information for the fiscal years ended June 27, 1992 and July 3, 1993 is unaudited and is derived from unaudited combined financial statements not included in this Offering Memorandum. The information for the fiscal year ended June 28, 1997 is derived from the unaudited combined financial statements included elsewhere in this Offering Memorandum. The unaudited combined financial statements of the Company for the fiscal year ended June 28, 1997 have been prepared in accordance with generally accepted accounting principles for interim financial information and the instructions to Form 10-Q and Article 10 of Regulation S-X. In the opinion of management, all adjustments (consisting of only normal recurring accruals) considered necessary for a fair presentation have been included. The selected historical combined financial information should be read in conjunction with, and is qualified in its entirety by reference to, the information set forth under the caption "Management's Discussion and Analysis of Financial Condition and Results of Operation", and the audited combined financial statements of the Company as of July 1, 1995 and June 29, 1996, and for each of the three years in the period ended June 29, 1996, and the notes thereto, and the unaudited combined financial statements of the Company as of and for the fiscal year ended June 28, 1997, which appear elsewhere in this Offering Memorandum.

                                                                                     FISCAL YEAR(1)
                                                        ------------------------------------------------------------------------
                                                          1992(3)       1993(3)       1994       1995       1996        1997
                                                        -----------   -----------   --------   --------   --------   -----------
                                                        (UNAUDITED)   (UNAUDITED)                                    (UNAUDITED)
                                                                             (IN THOUSANDS, EXCEPT RATIOS)
STATEMENTS OF OPERATIONS DATA(2):
Net sales.............................................   $485,200      $457,249     $407,037   $413,927   $402,461    $464,548
Cost of goods sold....................................    409,256       400,187      361,531    369,785    389,977     399,378
                                                         --------      --------     --------   --------   --------    --------
Gross profit..........................................     75,944        57,062       45,506     44,142     12,484      65,170
Selling, general and administrative expenses(4).......     25,211        24,863       25,734     23,717     22,767      25,382
Impairment and restructuring charges (credits)(5).....         --            --        3,066       (290)    13,291          --
Other (income) expense................................        (60)         (638)         122        272        921      (1,632)
                                                         --------      --------     --------   --------   --------    --------
Earnings (loss) from operations.......................     50,793        32,837       16,584     20,443    (24,495)     41,420
Interest expense......................................      9,569         4,918       10,795     12,251     14,099      14,285
Interest (income).....................................       (147)         (259)        (131)       (39)       (92)        (73)
                                                         --------      --------     --------   --------   --------    --------
Income (loss) before income taxes.....................     41,371        28,178        5,920      8,231    (38,502)     27,208
Income taxes (benefit)................................     15,800         6,009        2,500      3,180    (13,703)     10,655
                                                         --------      --------     --------   --------   --------    --------
Net income (loss).....................................   $ 25,571      $ 22,169     $  3,420   $  5,051   $(24,799)   $ 16,553
                                                         ========      ========     ========   ========   ========    ========
OTHER DATA:
Depreciation and amortization.........................   $ 10,414      $ 13,087     $ 16,712   $ 16,997   $ 18,952    $ 19,323
Capital expenditures..................................     37,753        34,446       18,334     35,182     42,128      13,719
EBITDA(6).............................................     61,354        46,183       36,493     37,189      7,840      60,816
Ratio of earnings to fixed charges(7).................        4.6x          4.7x         1.5x       1.6x      --(8)        2.3x
Ratio of EBITDA to interest expense(6)................        6.4x          9.4x         3.4x       3.0x      --(8)        4.3x
PRO FORMA FINANCIAL DATA(9):
Ratio of earnings to fixed charges(7).................                                                                     2.3x
Cash interest expense(10).............................                                                                $ 19,260
Ratio of EBITDA to cash interest expense(6)...........                                                                     3.2x
Ratio of total debt to EBITDA(6)......................                                                                     3.7x

                                                                                                  HISTORICAL
                                                                                            ----------------------   PRO FORMA(9)
                                                                                                 FISCAL YEAR         ------------
                                                                                            ----------------------   FISCAL YEAR
                                                1992(3)    1993(3)      1994       1995       1996        1997           1997
                                                --------   --------   --------   --------   --------   -----------   ------------
                                                (UNAUDITED) (UNAUDITED)                                (UNAUDITED)   (UNAUDITED)
                                                                                 (IN THOUSANDS)
BALANCE SHEET DATA(2):
Working capital (deficit).....................  $ 42,164   $  1,841   $ 59,320   $ 50,421   $ 16,010    $ (7,525)      $141,133
Total assets..................................   320,649    328,155    318,468    336,672    333,577     345,010        351,010
Total debt and other long-term
  obligations(11).............................   109,675    130,344    249,530    252,750    289,587     268,658        225,000
Shareholder's equity (deficit)................   145,819    127,552     11,122     16,090     (8,709)      7,844         57,502

---------------

  (1) The Company's operations are based on a fifty-two or fifty-three week fiscal year ending on the Saturday nearest June 30. Fiscal year 1993 was fifty-three weeks.
  (2) The statements of operations data and balance sheet data include the accounts of Delta Mills, Inc. and certain marketing divisions of Delta Consolidated Corporation. These divisions of Delta Consolidated Corporation were transferred in August 1997 to Delta Mills Marketing, Inc., a wholly-owned subsidiary of the Company.
  (3) During fiscal year 1993, two indirect subsidiaries of Delta Woodside merged into Delta Holding, Inc. which was then renamed Delta Mills, Inc. Amounts presented for fiscal years 1992 and 1993 reflect the effect of this merger as if the merger had occurred at the beginning of fiscal year 1992.
  (4) Delta Woodside provides various corporate services to the Company, including payroll, accounting, internal audit, employee benefits and corporate services. These services have been charged to the Company on the basis of Delta Woodside's costs and allocated to the Company based on employee head count, computer time, projected sales and other criteria. During fiscal years 1992, 1993, 1994, 1995, 1996 and 1997, Delta Woodside charged the Company $3,906, $3,280, $3,083, $2,950, $3,123 and $3,302,
      respectively, for these services. See Note F to the Combined Financial Statements.
  (5) Impairment and restructuring charges (credits) include principally writedowns of property, plant and equipment. Also included are expenses incurred in connection with plant closings.
  (6) "EBITDA" is defined herein as income (loss) before income taxes, plus depreciation and amortization expense and interest expense, plus impairment and restructuring charges (credits). While EBITDA should not be construed as an alternative to operating earnings (loss) or net income
      (loss), or as an indicator of operating performance or liquidity, the Company believes that the ratio of EBITDA to interest expense is a measure that is commonly used to evaluate a company's ability to service debt.
  (7) Earnings used in computing the ratio of earnings to fixed charges consist of income (loss) before provision for income taxes plus fixed charges. Fixed charges consist of interest expense on all indebtedness (including amortization of deferred debt issuance costs) plus capitalized interest, plus interest expense on the indebtedness of Delta Woodside guaranteed by the Company (less interest paid by the Company with respect to intercompany indebtedness).
  (8) Fixed charges exceeded earnings in fiscal year 1996 by $38,502. Interest expense exceeded EBITDA in fiscal year 1996 by $6,258.
  (9) The pro forma financial data give effect to the Refinancing as if it occurred on June 30, 1996. The pro forma balance sheet data give effect to the Refinancing as if it occurred on June 28, 1997.
 (10) Pro forma cash interest expense excludes amortization of deferred debt issuance costs.
 (11) Total debt and other long-term obligations, on an historical basis, consist of the long-term debt due to affiliate, and the current loan payable to affiliate and the noninterest-bearing payable to affiliates. See Notes C and F to the Combined Financial Statements.

                      MANAGEMENT'S DISCUSSION AND ANALYSIS
                OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

OVERVIEW OF RESULTS OF OPERATIONS

     The following table presents the Company's combined statements of operations as a percentage of net sales for the periods shown. See "Selected Historical and Pro Forma Combined Financial Data."

                                                                    FISCAL YEAR ENDED
                                                    -------------------------------------------------
                                                    JULY 2,      JULY 1,      JUNE 29,     JUNE 28,
                                                     1994         1995          1996         1997
                                                    -------      -------      --------    -----------
                                                                                          (UNAUDITED)
Net sales.........................................   100.0%       100.0%       100.0%        100.0%
Cost of goods sold................................    88.8         89.3         96.9          86.0
                                                     -----        -----        -----         -----
Gross profit......................................    11.2         10.7          3.1          14.0
Selling, general and administrative expenses......     6.3          5.7          5.7           5.5
Impairment and restructuring charges (credits)....     0.8         (0.0)         3.3            --
Other (income) expense............................     0.0          0.1          0.2          (0.4)
                                                     -----        -----        -----         -----
Earnings (loss) from operations...................     4.1          4.9         (6.1)          8.9
Interest expense..................................     2.6          2.9          3.5           3.0
                                                     -----        -----        -----         -----
Income (loss) before income taxes (benefit).......     1.5          2.0         (9.6)          5.9
                                                     -----        -----        -----         -----
Income taxes (benefit)............................     0.7          0.8         (3.4)          2.3
Net income (loss).................................     0.8%         1.2%        (6.2)%         3.6%
                                                     =====        =====        =====         =====

YEAR ENDED JUNE 28, 1997 COMPARED TO YEAR ENDED JUNE 29, 1996

     Net Sales. Net sales for fiscal year 1997 totaled $464.5 million, as compared to $402.5 million for fiscal year 1996, an increase of 15.4%. Sales of the woven fabrics division were $336.2 million in fiscal year 1997 as compared to $294.1 million in fiscal year 1996, an increase of 14.3%, resulting from an increase in unit sales and unit prices. Sales of woven fabrics to commercial accounts increased due both to increased demand and to additional finishing capacity resulting from recent capital expenditures. This increase more than offset a decrease in sales of woven government fabrics due to a slowdown in procurement activity. Sales of the knitted fabrics division were $128.4 million in fiscal year 1997, up from $108.4 million in fiscal year 1996, an increase of 18.4%. Sales of the knitted fabrics division increased principally as a result of an increase in units sold due to improved demand for knitted products generally.

     Gross Profit. Combined gross profit margin in fiscal year 1997 was 14.0%, as compared to 3.1% in fiscal year 1996, an increase of 351.6%. During fiscal year 1997, woven fabrics division gross profit totaled $65.1 million, as compared to $33.7 million in fiscal year 1996, an increase of 93.2%. This gross profit improvement was due principally to higher sales, lower raw material costs and improved efficiencies resulting from the modernization project at the Beattie spinning and weaving plant. Knitted fabrics division gross profit increased from a loss of $21.2 million in fiscal year 1996 to a gross profit of $0.1 million in fiscal year 1997. Increased margins on sales of knitted fabrics were due principally to lower raw material costs and improved absorption of fixed costs resulting from higher manufacturing production levels.

     Selling, General and Administrative Expenses. During fiscal year 1997, selling, general and administrative expenses were $25.4 million, as compared to $22.8 million during fiscal year 1996, an increase of 11.5%. Over the past several years the Company has been able to effectively control its selling, general and administrative expenses as a percentage of net sales as indicated in the table above. Although expenses in this category increased on an absolute basis, selling, general and administrative expenses for fiscal year 1997 decreased to 5.5% of net sales as compared to 5.7% of net sales for fiscal year 1996.

     Operating Earnings. Operating earnings for fiscal year 1997 were $41.4 million, as compared to an operating loss of $24.5 million in fiscal year 1996. Operating earnings in the woven fabrics division were $50.6 million in fiscal year 1997, an improvement of $32.9 million as compared to the division's operating earnings in fiscal year 1996. The knitted fabrics division showed an operating loss in fiscal year 1997 of $9.2 million; however, this operating loss was a $33.0 million improvement over fiscal year 1996. Expenses for fiscal year 1997 include certain unexpected costs associated with interruption of knitted fabrics operations in Wallace, North Carolina, from Hurricane Fran in September 1996.

     Net Interest Expense. During fiscal year 1997, net interest expense was $14.2 million, as compared to $14.0 million in fiscal year 1996, due principally to higher rates of interest.

     Taxes. The estimated effective tax rate for fiscal year 1997 is 39.2%, as compared to an effective tax benefit rate of 35.6% for fiscal year 1996. The lower tax rate in fiscal year 1996 is primarily the result of the effect of nondeductible permanent differences on pretax losses in fiscal year 1996 compared to pretax earnings in fiscal year 1997.

     Net Income (Loss). During fiscal year 1997, net income was $16.6 million, as compared to a net loss in fiscal year 1996 of $24.8 million. This significant improvement is due to the factors described above.

YEAR ENDED JUNE 29, 1996 COMPARED TO YEAR ENDED JULY 1, 1995

     Net Sales. The Company's net sales for fiscal year 1996 were $402.5 million, as compared to $413.9 million in fiscal year 1995, a decrease of 2.8%. All of the decrease came in the knitted fabrics division, while net sales of the woven fabrics division increased slightly. Sales of woven fabrics in fiscal year 1996 were $294.1 million, up from $290.8 million in fiscal year 1995, an increase of 1.1%. Within the woven fabrics division, lower unit sales were more than offset by higher prices in fiscal year 1996 as compared to fiscal year 1995, due principally to higher sales of military fabrics and proportionally lower greige goods sales in fiscal year 1996. Sales of the knitted fabrics division in fiscal year 1996 were $108.4 million, down from $123.1 million in fiscal year 1995, a decrease of 12.0%. In the knitted fabrics division, unit volume and average selling prices were lower in all product categories, due principally to a general decline in demand for knitted fabrics during fiscal year 1996.

     Gross Profit. The Company's gross profit margins in fiscal year 1996 were 3.1%, as compared to 10.7% in fiscal year 1995, a decline of 71.0%. The decrease was nearly all attributable to the knitted fabrics division where lower sales prices, lower number of units sold and reduced running schedules, in conjunction with higher raw material prices, adversely affected margins in fiscal year 1996 as compared to fiscal year 1995. During fiscal year 1996 the knitted fabrics division gross loss was $21.2 million as compared to gross profits of $8.0 million in fiscal year 1995. During fiscal year 1996 the woven fabrics division gross profits were $33.7 million as compared to $36.1 million in fiscal 1995, a decrease of 6.8%. Gross margins for woven fabrics declined from 12.4% in fiscal year 1995 to 11.4% in fiscal year 1996, being adversely impacted by historically high raw material costs and by continuing disruptions caused by the Company's plant modernization program.

     Selling, General and Administrative Expenses. Selling, general and administrative expenses for fiscal year 1996 totaled $22.8 million, as compared with $23.7 million in fiscal year 1995, a decrease of 4.0%. As a percentage of net sales, these expenses were 5.7% in each of fiscal year 1996 and fiscal year 1995.

     Restructuring Charges. In fiscal year 1996, the Company incurred a restructuring charge of $13.3 million. The history of operating losses at the two plants that perform knitting and knit finishing operations caused the Company to recognize a charge of $11.7 million to reduce the book value of the fixed assets in this business to appraised orderly liquidation value. The remaining $1.6 million charge related to the closure of two weaving plants in the woven fabrics division.

     Operating Earnings (Loss). Operating losses in fiscal year 1996 were $24.5 million, as compared to operating earnings of $20.4 million in fiscal year 1995. Operating earnings in the woven fabrics division in fiscal year 1996 were $17.7 million, down from $21.7 million in fiscal year 1995, a decrease of 18.6%. In the knitted fabrics division, the operating loss in fiscal year 1996 was $42.2 million, 32.8 times that of the loss of $1.3 million in fiscal year 1995 as a result of the factors discussed above, as well as the $11.7 million restructuring charge.

     Net Interest Expense. Net interest expense totaled $14.0 million for fiscal year 1996, as compared to $12.2 million in fiscal year 1995, an increase of 14.7%, due to the combination of higher interest rates and higher average debt levels. Because Delta Woodside's consolidated operating earnings to interest ratios declined, Delta Woodside's cost of borrowings increased and the rate of interest paid by the Company on its borrowings from Delta Woodside increased. At June 29, 1996 the Company's interest rate on certain indebtedness was LIBOR plus 2.5%, as compared to LIBOR plus .75% at July 1, 1995. The Company's outstanding debt, including the loan payable to affiliate and current amounts payable to affiliates, increased by $36.8 million during fiscal year 1996, primarily as a result of the plant modernization program in the woven fabrics division.

     Taxes. The effective income tax rates for fiscal years 1996 and 1995 were 35.6% and 38.6%, respectively. The lower tax rate for fiscal year 1996 was primarily due to the effect of permanent nondeductible differences on the pretax losses in fiscal year 1996, as compared to the pretax income in fiscal year 1995.

     Net Income (Loss). During fiscal year 1996, net loss was $24.8 million as compared to a net income in fiscal year 1995 of $5.1 million, due to the factors described above.

YEAR ENDED JULY 1, 1995 COMPARED TO YEAR ENDED JULY 2, 1994

     Net Sales. Net sales in fiscal year 1995 were $413.9 million, as compared to $407.0 million in fiscal year 1994, an increase of 1.7%. Sales by the woven fabrics division in fiscal year 1995 were $290.8 million, up from $288.7 million in fiscal year 1994, an increase of 0.7%. Sales by the knitted fabrics division were $123.1 million in fiscal year 1995, up from $118.4 million in fiscal year 1994, an increase of 4.0%, due principally to higher sales of yarn to an affiliated company and to higher prevailing market prices than in fiscal year 1995. In the woven fabrics division, lower sales of unfinished fabrics were offset by higher sales of finished cotton and blended fiber fabrics.

     Gross Profit. Gross profit margins were 10.7% in fiscal year 1995, as compared to 11.2% in fiscal year 1994, a decrease of 0.5%. Gross margins for knitted fabrics improved from a loss of 0.8% in fiscal year 1994 to 6.5% in fiscal year 1995, despite a dramatic slowdown beginning in March 1995 in demand for fabrics knitted and prepared for printing. Gross margins for woven fabrics declined from 16.1% in fiscal year 1994 to 12.4% in fiscal year 1995, being adversely impacted by poor prices obtained in sales of unfinished fabrics, higher raw material costs and certain manufacturing disruptions caused by the Company's plant modernization program.

     Selling, General and Administrative Expenses. Selling, general and administrative expenses for fiscal year 1995 totaled $23.7 million, as compared with $25.7 million in fiscal year 1994, a decrease of 7.8%. As a percentage of net sales, these costs were 5.7% in fiscal year 1995 as compared to 6.3% in fiscal year 1994. The decrease was principally attributable to a decrease in the provision for bad debts accrued with respect to fiscal year 1995 in the knitted fabrics division as compared to fiscal year 1994.

     Restructuring Charges. In fiscal year 1994 the Company charged pretax income $3.1 million for expenses related to restructuring decisions made during that year. The restructuring charge consisted principally of expenses related to the closure of a ring spinning plant in the knitted fabrics division.

     Operating Earnings. Operating profits in fiscal year 1995 were $20.4 million, as compared to $16.6 million in fiscal year 1994, an increase of 23.3%. Operating earnings in the woven fabrics division were $21.7 million in fiscal year 1995, a decrease of 33.2% from operating earnings of $32.5 million in fiscal year 1994. The knitted fabrics division's operating loss was $1.3 million in fiscal year 1995, a $14.7 million improvement from an operating loss of $15.9 million incurred in fiscal year 1994. Operating profits in fiscal year 1994 included a $3.1 million charge for restructuring, related principally to a knit yarn spinning plant that was closed. From fiscal year 1994 to fiscal year 1995, gross profit margins declined slightly as noted above, and this decline was more than offset by reduced selling, general and administrative costs.

     Net Interest Expense. Net interest expense totaled $12.2 million in fiscal year 1995, as compared to $10.7 million in fiscal year 1994, due to the combination of higher interest rates and higher average debt levels. Higher inventories and capital expenditures accounted for the major part of the Company's need for additional borrowed funds during fiscal year 1995.

     Taxes. The effective income tax rates for fiscal years 1995 and 1994 were 38.6% and 42.2%, respectively. The higher tax rate for fiscal year 1994 was primarily due to the different effects that permanent nondeductible tax items had on the smaller pretax income in fiscal year 1994, as compared to the effect on the higher pretax income in fiscal year 1995.

     Net Income. Net income in fiscal year 1995 was $5.1 million, as compared to a net income of $3.4 million in fiscal year 1994, an increase of 47.7%, due principally to the reasons described above.

LIQUIDITY AND CAPITAL RESOURCES

     During fiscal years 1997 and 1996, the Company financed its operations and capital expenditures primarily through cash generated from operations, especially reductions in inventory. During the past three fiscal years, the Company also significantly increased its debt to assist in financing the ongoing capital expenditure projects. During fiscal years 1997 and 1996, the Company increased its accounts receivable by $25.7 million and reduced its inventories by $19.4 million from levels at the end of fiscal year 1995. As of June 28, 1997, current assets were $187.5 million as compared to $169.6 million at the end of fiscal year 1996, an increase of 10.5%. The increase in current assets during fiscal year 1997 is primarily due to the increase of accounts receivable in the woven fabrics division. As of June 29, 1996, the Company had reduced current assets by $10.9 million from the end of fiscal year 1995 as a result of its reduction of inventory. The Company generated operating cash flows of $34.8 million, $24.3 million, $19.2 million and $21.3 million for fiscal years 1997, 1996, 1995 and 1994, respectively.

     During fiscal year 1997 the Company decreased its borrowings by $20.9 million and in fiscal year 1996 increased its borrowings by $36.8 million from levels at the end of the previous fiscal year. Historically, the Company borrowed primarily from Delta Woodside pursuant to intercompany loans and advances. The terms of these borrowings are described under "Use of Proceeds." All of these intercompany loans and advances will be repaid or cancelled in connection with the Refinancing. See "Use of Proceeds." Funds advanced to the Company by Delta Woodside were primarily borrowed by Delta Woodside under the Existing Credit Agreement or predecessor credit facilities. For a description of the Existing Credit Agreement, see "Description of Other Indebtedness." The Company currently has a factoring arrangement with a financial institution pursuant to which a substantial portion of the accounts receivable of the woven fabrics division is assigned without recourse. During fiscal year 1997 $338.9 million of accounts receivable were assigned pursuant to this arrangement. See Note B to the Combined Financial Statements.

     In connection with the Refinancing, the Company will enter into the New Credit Facility. The New Credit Facility will provide for revolving credit borrowings in an aggregate principal amount of up to $100.0 million of which approximately $75.0 million will be advanced and approximately $1.0 million will be used for standby letters of credit at the time the Notes are issued and up to approximately $24.0 million will be available for future borrowings. The New Credit Facility will terminate and all amounts borrowed thereunder will be due five years from the date of initial funding. Loans under the New Credit Facility will bear interest at rates based upon federal or Eurodollar rates plus an applicable margin. Loans under the New Credit Facility will be guaranteed by all subsidiaries of the Company (other than a Receivables Subsidiary) and will be secured by liens on the accounts receivable and inventory of the Company and its subsidiaries and the outstanding capital stock of the Company and its subsidiaries. For a more complete description of the New Credit Facility, see "Description of Other Indebtedness -- New Credit Facility."

     The Company has recently completed a substantial modernization program, spending over $277.1 million to modernize and maintain its plants and equipment during the last decade. See "Business -- Business Strategy." During fiscal year 1996, the Company spent approximately $42.1 million for capital improvements, with most of the expenditures relating to the long-term capital project for modernizing the Company's woven fabrics production facilities. During fiscal year 1997, the Company spent $13.7 million for capital improvements with most of the expenditures relating to completion of the modernization project in the woven fabrics division. As a result of its modernization program, the Company believes that its equipment and facilities are generally adequate to allow it to remain competitive with its principal competitors. The Company currently estimates that it will spend approximately $15.0 million for capital improvements in fiscal year 1998.

     The Company attempts to diminish its exposure to fluctuations in the price of cotton by entering into contracts fixing the price of a portion of its anticipated needs. The Company has contracted to purchase about 71% of its expected cotton requirements for fiscal year 1998 and about 14% of its expected cotton requirements for fiscal year 1999. The percentage of the Company's cotton requirements that the Company fixes each year varies depending upon the Company's forecast of future cotton prices. The Company believes that recent cotton prices have enabled it to contract for cotton at prices that will permit it to be competitive with other companies in the United States textile industry when the cotton purchased for future use is put into production. To the extent that cotton prices decrease before the Company uses these future purchases, the Company could be materially and adversely affected. In addition, to the extent that cotton prices increase, the Company may be materially and adversely affected as there can be no assurance that it would be able to pass along these increased costs to its customers. See "Risk Factors -- Raw Materials" and "Business -- Raw Materials."

     The Company believes that, upon consummation of the Refinancing, cash flow generated by its operations and funds available from the New Credit Facility will be sufficient to service the Notes and its bank debt, to satisfy its day-to-day working capital needs and to fund its planned capital expenditures. The Company's ability to make scheduled payments of principal of and to pay interest or Liquidated Damages, if any, on the Notes, and to satisfy its other debt obligations and fund planned capital expenditures will depend upon its future operating performance, which will be affected by, among other factors, prevailing economic conditions and financial, business, regulatory, political and other factors, certain of which are beyond its control, as well as the availability of borrowings under the New Credit Facility or any successor credit facilities. The Company will require substantial amounts of cash to fund scheduled payments of principal and interest on its outstanding indebtedness as well as future capital expenditures and any increased working capital requirements. If the Company is unable to meet its cash requirements out of cash flow from operations and its available borrowings, there can be no assurance that it will be able to obtain alternative financing or that it will be permitted to do so under the terms of the Indenture or the New Credit Facility. In the absence of such financing, the Company's ability to respond to changing business and economic conditions, to absorb adverse operating results, to fund capital expenditures or to make future acquisitions may be adversely affected. It is anticipated that in order to pay the principal balance of the Notes due at maturity, the Company will be required to obtain alternative financing. There can be no assurance, however, that the Company will be able to refinance the Notes at maturity at commercially reasonable terms, or at all, and the inability to refinance the Notes would likely have a material adverse effect on the Company. See "Risk Factors -- Significant Leverage and Debt Service."

                                    BUSINESS

GENERAL

     The Company is a leading manufacturer and marketer of woven and knitted finished and unfinished (or greige) cotton, synthetic and blended fabrics, which are sold for the ultimate production of apparel, home furnishings and other products. The Company sells a broad range of fabrics primarily to branded apparel manufacturers and resellers, including Levi Strauss, Haggar Corp., the Wrangler(R) and Lee(R) divisions of V.F. Corporation, Farah Incorporated, Kellwood Company and Liz Claiborne, Inc., and private label apparel manufacturers for J.C. Penney Company, Inc., Sears, Roebuck & Co. and other retailers. The Company believes that it is a leading producer of cotton pants-weight woven fabric used in the manufacture of casual slacks such as Levi Strauss' Dockers(R) and Haggar Corp.'s Wrinkle-Free(R). Other apparel items manufactured with the Company's woven fabrics include women's chinos pants, women's blazers, career apparel (uniforms) and battle dress camouflage military uniforms. Apparel items manufactured with the Company's knitted fabrics include polo-type or golf shirts, career apparel, children's apparel, specialty athletic wear and ladies' tops. For the 1997 fiscal year, the Company generated net sales and EBITDA of $464.5 million and $60.8 million, respectively.

     The following table sets forth for the periods indicated the dollar amount and percentage of total net sales of the Company attributable to external sales of woven fabrics, external sales of knitted fabrics and sales to other divisions of the Delta Woodside Group:

                                                                   FISCAL YEAR
                                          -------------------------------------------------------------
                                              1994            1995            1996            1997
                                          -------------   -------------   -------------   -------------
                                            $       %       $       %       $       %       $       %
                                          -----   -----   -----   -----   -----   -----   -----   -----
                                                                                           (UNAUDITED)
                                                              (DOLLARS IN MILLIONS)
External sales of woven fabrics.........  288.6    70.9   290.8    70.3   294.1    73.1   336.2    72.4
External sales of knitted fabrics.......  102.8    25.3   102.9    24.9    82.8    20.6    98.5    21.2
Sales to other divisions of the Delta
  Woodside Group(1).....................   15.6     3.8    20.2     4.8    25.6     6.3    29.8     6.4
                                          -----   -----   -----   -----   -----   -----   -----   -----
          Total.........................  407.0   100.0   413.9   100.0   402.5   100.0   464.5   100.0
                                          =====   =====   =====   =====   =====   =====   =====   =====

---------------

(1) Substantially all of these amounts consist of sales of yarn from the knitted fabrics division.

     The Company believes that its woven fabrics division is a leading worldwide producer of cotton, cotton blend and spun synthetic pants-weight fabric, and that it has a reputation for reliability and high quality in the pants industry. The Company's relationship with its customers has been strengthened by its ability to develop new products that meet customer requirements, including the following product innovations: (i) a successful manufacturing process for "wrinkle-free" cotton fabrics, (ii) "baby gabardine" fabric (an all-spun polyester-rayon blend fabric that is a core product for certain pants, skirts and jackets for women), (iii) "Suncatcher linen" (a synthetic fabric made of polyester and rayon fibers spun to resemble a natural linen product), and (iv) Operation Desert Storm camouflage fabric. In addition, the division has repeatedly responded to customer needs in a timely manner, such as in its support of the growth of Levi Strauss' Dockers(R) pants line and helping to launch Haggar Corp.'s Wrinkle-Free(R) pants, for each of whom the Company continues to be a significant supplier. In 1991, Operation Desert Storm provided the Company with an opportunity to demonstrate its product innovation capabilities and quick turnaround time. Within a period of less than ten weeks, the woven fabrics division, in cooperation with the United States government, helped to develop, tested and put into production a sand camouflage pattern that provided superior protection to United States troops. The woven fabric division ultimately supplied approximately 80% of the camouflage fabric used in United States uniforms in Operation Desert Storm and continues to be a significant supplier of a variety of camouflage fabric to military uniform contractors.

     Following Delta Woodside's acquisition of the Company in 1986, the Company has upgraded its facilities through an extensive series of capital expenditure programs that have modernized and consolidated certain fabric manufacturing processes. In addition to making significant improvements in the Company's already high standards of quality, these modernization programs have resulted in significant increases in operating efficiencies as measured by sales per square foot of manufacturing space and sales per employee and have, in many cases, resulted in substantial reductions in the cost per unit of production. The Company is substantially vertically integrated and currently operates eight production facilities in the woven fabrics division and four production facilities in the knitted fabrics division. Each division has its own management and employees and operates independently of the other division under the overall direction of the Company's executive officers.

INDUSTRY TRENDS

     The Company competes with other producers of woven and knitted fabrics to supply the United States apparel market. In recent years, the fabric/apparel industry has been undergoing significant changes both in the geographic locations of production and in the type of garments produced. Specifically, two trends have significantly impacted the industry: (i) the growth of a western hemisphere fabric/apparel production chain, and (ii) the increased casualization of the workplace. The Company believes that it is well-positioned to capitalize on both of these trends.

  Growth of a Western Hemisphere Fabric/Apparel Chain

     In recent years, the fabric/apparel industry has been marked by fundamental changes in the sources of supply for apparel products. Specifically, the Company believes that a western hemisphere fabric/apparel production chain has been rapidly developing to compete with the Far Eastern supply chain, with fabric manufacturing remaining in the United States and apparel manufacturing moving to MCACI countries. The shift to this configuration, which began several decades ago, has accelerated significantly in the past several years with the passage of NAFTA and GATT. The western hemisphere fabric/apparel production chain has also been strengthened by the requirements of United States retailers for shorter delivery times and faster turnaround times, which can be more easily met by suppliers in the western hemisphere.

     Due to the relatively higher proportion of labor costs in apparel manufacturing, much of the apparel production in the United States is shifting to MCACI countries where labor costs are competitive on a world-wide basis. By contrast, fabric production for apparel manufactured in MCACI countries has largely remained in the United States for a number of reasons. First, because the modern fabric manufacturing process includes relatively little manual labor, United States wage rates no longer put domestic fabric manufacturers at a competitive disadvantage. In addition, as fabric manufacturing today requires substantial capital investment, the United States is a more attractive venue than MCACI countries due to its political and economic stability and developed infrastructure, including an abundant water supply and reliable, low-cost electric power.

     In addition, tariffs, quotas and other existing trade regulations provide western hemisphere fabric/apparel production with a significant competitive advantage in the United States market. Recent changes in trade regulation, including NAFTA, have not only spurred growth among United States fabric manufacturers and MCACI apparel manufacturers, but also have encouraged the further development of a western hemisphere fabric/apparel production chain. In the 1960s, Section 807 created a platform for this growth. Section 807 provides for duty-free treatment of United States origin components used in the assembly of imported articles. The result is that duty is assessed only on the value of any foreign components that may be present and the labor costs incurred offshore in the assembly of apparel using United States origin fabric components. In addition, under Section 807A, apparel articles assembled in a Caribbean country, in which all fabric components have been wholly formed and cut in the United States, are subject to preferential quotas with respect to access into the United States. A similar program, enacted as a result of NAFTA and referred to as the Special Regime Program, provides even greater benefits for such apparel assembled in Mexico from fabric components formed and cut in the United States. In contrast, apparel not meeting the criteria of such programs is subject to quotas and/or relatively higher tariffs. See "-- Competition" and "Risk
Factors -- Competition; Risks Associated with Changing Industry and Regulation."

     The shift to this western hemisphere fabric/apparel production chain has occurred largely at the expense of the growth of Far Eastern fabric and apparel production. Apparel retailers, many of which have in the past relied on Hong Kong, China and other Far Eastern countries as their principal sources of completed apparel products, are increasingly looking to the western hemisphere fabric/apparel production chain. This is due in part to demands of United States apparel retailers for shorter delivery times and quicker turnaround times. Today, the working relationships between the fabric mills of the United States and the apparel factories of MCACI countries are becoming more efficient and well-developed, making western hemisphere fabric/apparel products competitive with those imported from the Far East. From 1995 to 1996, apparel imports from MCACI countries to the United States grew 18.7% from $8.3 billion to $9.8 billion, versus imports from all other countries of $28.5 billion in 1995 and $28.8 billion in 1996, an increase of only 1.1%. In the first quarter of 1997, imports from MCACI countries were $2.6 billion, an increase of 33.8% from $2.0 billion imported during the first quarter of 1996, while imports from all other countries increased by 7.2% during the same period. The Company believes that the majority of garments imported to the United States from MCACI countries contain fabric from United States producers such as Delta Mills.

     The Company believes that its relationship with United States apparel marketers, its modern manufacturing facilities and its reputation for quality position it to compete effectively in this evolving western hemisphere fabric/apparel production chain.

Increased Casual Workplace Environment

     Trends in consumer preferences are also creating growth opportunities for the Company. With the advent of "casual Fridays" and increasingly casual dress workplaces in recent years, the demand for casual wear has increased. The Company's principal product lines are made into garments of the type being worn in this more casual workplace environment such as all cotton pants and knit polo-type shirts. The Company's recently completed modernization program has increased its capacity for all-cotton finished fabrics used in casual wear. As a result, the Company believes that it is in a position to benefit from this casualization trend.

BUSINESS STRATEGY

     Within the framework of an evolving fabric/apparel industry, the Company has developed and is implementing the following business strategy aimed at growing revenues and EBITDA:

- LEVERAGE WOVEN FABRICS DIVISION RELATIONSHIPS WITH KEY APPAREL MARKETERS. The woven fabrics division has focused its marketing efforts on building close relationships with major apparel companies that have broad distribution channels and that the Company believes have positioned themselves for long-term growth. The division has fostered relationships for over 30 years with, and has become an integral part of the supply chain for certain product lines of, several strong United States branded apparel merchandisers, including Levi Strauss, Haggar Corp., the Wrangler(R) and Lee(R) divisions of V.F. Corporation and Farah Incorporated. In addition, the division is a significant supplier to certain product lines of Liz Claiborne, Inc. and Kellwood Company, with each of whom it has had a relationship for more than five years. Sales to these six core customers grew 46.6% from fiscal year 1996 to fiscal year 1997.

          In building these relationships, the Company seeks to be a significant supplier for the major product lines of its customers which the Company expects to provide a steady base of recurring revenues. To manufacture goods for the United States apparel market, these apparel producers create preferred supplier relationships with a limited number of fabric manufacturers, like the division, that satisfy on-time delivery, reliability, lead time consistency, cost and quality criteria. The woven fabrics division also maintains strong working relationships with major retailers, such as J.C. Penney Company, Inc., Kmart Corporation, Sears, Roebuck & Co. and Wal-Mart Stores, Inc., that specify or recommend the purchase of fabric to contract manufacturers that produce their apparel product lines.

          These efforts have produced a substantial order backlog in the woven fabrics division, which at June 28, 1997 stood at $119.9 million, a 60.0% increase over the prior fiscal year end.

- FOCUS ON THE GROWTH SEGMENTS OF THE KNITTED FABRICS INDUSTRY. The knitted fabric division's marketing resources are focused on the following segments: (i) major apparel companies that market casual wear such as knit polo-type shirts, (ii) children's wear manufacturers and (iii) career apparel.

          As a result of the growth in knit polo-type shirts, many major branded apparel companies, such as Levi Strauss, NIKE, Inc. and the Lee(R) and Wrangler(R) divisions of V.F. Corporation, as well as private label companies, are expected to increase their demand for knit fabrics. The knitted fabrics division also plans to expand its children's wear business by targeting large manufacturers of children's wear, such as Garan, Incorporated and Gerber Products Company, that have successfully maintained and expanded their market share in a segment which the Company believes has experienced significant concentration in recent years.

          In addition, although the career apparel segment has traditionally been a blue collar, woven fabrics business where durability of the garment was the chief criterion, delivery, fast food and other service companies such as United Parcel Service of America, Inc., Taco Bell North America and Kinko's, Inc. are requiring uniforms that are not only durable, but are fashionable and comfortable as well. The Company believes that this trend is providing a rapidly growing career apparel market for knit polo-type shirts. This market is attractive to the Company because demand in this market is generally more consistent and less price-sensitive than the retail market generally, and the customer relationships tend to be service-oriented and longstanding. The market for knit career apparel shirts in 1995 was approximately 25 million pounds, up from approximately 18 million pounds in 1990.

- CAPITALIZE ON IMPROVED OPERATING EFFICIENCIES AND REDUCED COST STRUCTURE. The Company has recognized that a critical element of being competitive in the global textile industry is the ability to minimize manufacturing costs. In an effort to become a low-cost, world competitive producer, the Company has invested approximately $277.1 million during the last decade to modernize and maintain its plants and equipment, including more than $143.8 million over the past five fiscal years. As a result of its extensive capital expenditure campaign in recent years, the Company believes that it is in a position to return to substantially reduced levels of capital expenditures, with an average of approximately $15.0 million per year expected to be required for the next three fiscal years.

          The woven fabrics division began a capital improvement program during fiscal year 1992 that was designed to modernize certain fiber opening, carding, spinning, weaving and fabric finishing processes to focus on the production of heavier-weight, higher-margin goods. By the end of fiscal year 1997, expenditures for this six-year program totaled $112.8 million. As a result, the division has reduced its manufacturing square footage by approximately 18% and the number of employees by 26%. In the modernization program, the woven fabrics division reduced its capacity to produce lower price greige goods but increased its capacity to finish fabrics. As a consequence, the woven fabrics division has increased its outside purchases of greige goods. The Company believes that these changes provide it with the opportunity to increase its overall sales levels and to expand its operating margins.

          The knitted fabrics division began a consolidation and modernization project in fiscal year 1992 to consolidate the number of its manufacturing facilities from four spinning, two knitting and two finishing plants to two spinning, one knitting and one finishing plant. During the past five fiscal years, capital expenditures for the program totaled $42.1 million. Simultaneously, certain knitting, dyeing and finishing processes were modernized. With the successful completion of this project, manufacturing square footage was reduced by 37% and the number of employees was reduced by 26%, with no material change in total knitted fabric capacity.

          These initiatives have resulted in a significant reduction in the Company's manufacturing costs. Comparing the most recent fiscal year with fiscal year 1992, sales generated per square foot of manufacturing space have increased approximately 29.3%, and sales generated per employee have increased approximately 29.4%.

- CONTINUE TO FOCUS ON QUALITY. Coupled with the modernization projects described above, the Company's pursuit of quality improvements has resulted in its reputation as a high quality producer of textile fabrics. For example, the Company's Beattie plant (spinning and weaving of pants-weight twill, located in Fountain Inn, South Carolina) recently won the 1997 South Carolina Governor's Quality Achiever Award which is modeled upon criteria used for the Malcolm Baldridge Quality Award. Both divisions have been qualified by the J.C. Penney Company, Inc. quality laboratory with "outstanding" quality ratings. In addition, the woven fabrics division is a certified supplier to Levi Strauss and Liz Claiborne because of its consistently meeting their high quality and delivery standards. Other apparel manufacturers are following this trend toward certifying key suppliers. As a consequence of the high quality of the woven fabrics produced by the Company, some of the Company's largest customers such as Levi Strauss do not find it necessary to inspect all of the Company's goods upon receipt. As a result of the modernization program in the woven fabrics division, including the Beattie plant project completed earlier in fiscal year 1997, fabric defect points per 100 square yards in finished cotton woven fabrics shipped to customers declined from an average of 13.6 points in fiscal year 1992 to an average of 4.2 points in fiscal year 1997, significantly better than the industry standard for "first quality." The Company believes that its product quality is a significant competitive advantage in the sale of its higher margin woven products.

MANUFACTURING

     Fabrics produced by the Company are either woven or knitted and are manufactured from cotton, wool or synthetic fibers or from synthetic filament yarns. Cotton and wool are purchased from numerous suppliers. Synthetic fibers and synthetic filament yarns are purchased from a smaller number of competitive suppliers. The Company spins the major portion of the yarns used in its weaving and knitting operations. In manufacturing these yarns, the cotton and synthetic fiber, either separately or in blends, are carded (fibers straightened and oriented) and then spun into yarn. The Company combs (removing short fibers) some cotton fiber to make higher quality yarns. In other fabrics, filament yarns are used. The spun or filament yarn is then woven into fabric on looms or knitted into fabric on knitting machines. The unfinished fabric at this stage is referred to as greige goods. Finished fabric refers to fabric that has been treated by washing, bleaching, dyeing and applying certain chemical finishes. Finished fabrics generally have significantly higher margins than greige goods.

  Woven Fabrics

     Approximately 70% of the division's finished woven fabric sales are of fabrics made from cotton or cotton/synthetic blends, while approximately 30% of such sales are of fabrics made from spun synthetics and other natural fibers, including various blends of rayon, polyester and wool. During fiscal year 1997, the woven fabrics division produced, at cost, $239.6 million of finished fabrics and $31.6 million of unfinished fabric. Woven fabrics are generally produced and shipped pursuant to specific purchase orders, which minimizes the Company's uncommitted inventory levels. The division's production of cotton and cotton/synthetic blend finished woven fabrics is largely vertically integrated, with the division performing most of its own spinning, weaving and finishing. The production of spun synthetic finished woven fabrics is fully vertically integrated, with various plants in the division performing spinning, weaving and finishing operations. In the production of military fabrics, the Company purchases a portion of its greige goods needs and finishes this fabric to specifications. The woven fabrics division is currently operating its manufacturing facilities at near full capacity.

     The division also produces a variety of unfinished light-weight woven fabrics that are ultimately used in the manufacture of apparel (including blouses, dresses and suit linings), home furnishings (including shower curtains) and medical tape. Fabrics include filament acetate, textured polyester and other "semi-fancy" fabrics of more complicated construction.

  Knitted Fabrics

     The operations within the knitted fabrics division are largely vertically integrated. Various plants are equipped to perform all stages of the manufacturing process, from carding and spinning the raw fiber stock to knitting, dyeing and finishing the final fabric product. The fabrics produced by this segment are manufactured primarily by using 100% cotton and polyester/cotton blends. Knitting and finishing of the fabrics are performed to specific customer orders in the case of orders representing the majority of the dollar volume of this division. The knitted fabrics division is currently operating its manufacturing facilities at near full capacity.

PRODUCTS AND MARKETING

  Woven Fabrics

     The woven fabrics division produces finished and unfinished woven fabrics used in the production of apparel, home furnishings and other products. Finished apparel fabric is ready to be cut and sewn into garments. Greige goods are typically sold to converters who enhance the fabric through finishing techniques and sell it to manufacturers of apparel, home furnishings and other products.

     Finished woven fabrics produced by the division are primarily sold directly to major apparel manufacturers. The division's marketing efforts focus on four primary apparel manufacturing groups: women's apparel, including fashion apparel; men's apparel; career apparel and uniforms; and military and other government uniforms and apparel. The woven fabrics division sells and distributes its fabrics through a marketing office based in New York City (which serves the United States, Canadian and Mexican markets), with sales agents also operating from Atlanta, Chicago, Dallas, Los Angeles and San Francisco. The division also has international sales agents in the United Kingdom and Hong Kong.

     For fiscal year 1997, sales to Levi Strauss and sales to the Company's top five non-affiliated customers accounted for 17.1% and 37.8%, respectively, of total sales. In fiscal year 1996, sales to Levi Strauss and sales to the Company's top five non-affiliated customers accounted for 12.9% and 30.7%, respectively, of the Company's total sales. Consistent with industry practice, the Company does not operate under a supply contract with Levi Strauss or any of its other major customers. In addition, during fiscal years 1997, 1996 and 1995, sales of camouflage military fabrics accounted for 8.4%, 12.8% and 3.1%, respectively, of the Company's total sales. The loss of Levi Strauss or other major customers could have a material adverse effect upon the Company. See "Risk Factors -- Risk of Loss of Material Customers or Broker."

  Knitted Fabrics

     The knitted fabrics division spins yarn and knits and finishes a wide range of circular knit fabrics for use in the manufacture of knit apparel. The division also provides yarn to the Delta Woodside Group's apparel segment. See "Certain Transactions."

     The knitted fabric division's products are marketed to numerous apparel manufacturers through marketing staffs employed by the Company in New York City and Los Angeles, with sales personnel also located in North Carolina, Georgia and Texas. To promote further the sales of the knitted fabrics division's fabrics to apparel manufacturers, the marketing staff of the division also contacts major retailers of products manufactured from the division's knitted fabrics. Discussions with these retailers provide information relating to fabric quality and trends in style and color. In addition to its sales to apparel manufacturers, the division also sells prepared for print fabrics to converters and printers principally through a single broker. During fiscal year 1997, sales through this broker were approximately $44.0 million, approximately 9.5% of the Company's total sales. The Company believes that, because of the competitive brokerage environment, the loss of this broker would not have a material adverse effect on the Company. There can be no assurance, however, that this would be the case. See "Risk Factors -- Risk of Loss of Material Customers or Broker."

RAW MATERIALS

     The Company's principal raw material is cotton, although it also spins polyester, wool, linen fiber, acrylic, nylon and rayon fibers and weaves filament acetate and textured polyester. Polyester is obtained primarily from three major suppliers, all of whom provide competitive prices. Polyester and rayon are currently at the lowest prices the Company has paid since fiscal year 1993. There can be no assurance, however, that this trend will continue. During fiscal year 1997, the Company's average delivered price per pound of cotton purchased and consumed (including freight, carrying costs and costs for the relatively high amount of premium cotton that the Company uses) was $.833, as compared to $.944 in fiscal year 1996 and $.817 in fiscal year 1995. In fiscal year 1998, the Company expects to use approximately 92 million pounds of cotton (including approximately 17 million pounds of premium cotton) and 23 million pounds of polyester in its manufacture of yarn for woven and knitted textiles. The Company has contracted to purchase, at average delivered prices lower than in the preceding fiscal year, about 71% of its expected cotton requirements for fiscal year 1998 and 14% of its expected cotton requirements for fiscal year 1999. The percentage of the Company's cotton requirements that the Company fixes each year varies depending upon the Company's forecast of future cotton prices. The Company believes that recent cotton prices have enabled it to contract for cotton at prices that will permit it to be competitive with other companies in the United States textile industry when the cotton purchased for future use is put into production. To the extent that cotton prices decrease before the Company uses these future purchases, the Company could be materially and adversely affected. In addition, to the extent that cotton prices increase, the Company may be materially and adversely affected as there can be no assurance that it would be able to pass along these increased costs to its customers. For example, this factor contributed significantly to the Company's operating losses during fiscal year 1996. See "Risk Factors -- Raw Materials" and "Management's Discussion and Analysis of Financial Condition and Results of Operations."

COMPETITION

     The Company sells primarily to domestic apparel manufacturers, many of which operate offshore sewing operations. The Company competes with numerous domestic and foreign fabric manufacturers, including companies larger in size and having greater financial resources than the Company. The principal competitive factors in both the woven and knitted fabrics markets are price, service, delivery time, quality and flexibility, with the relative importance of each factor depending upon the needs of particular customers and the specific product offering. Management believes that the Company maintains its ability to compete effectively by providing its customers with a broad array of high-quality fabrics at competitive prices on a timely basis.

     The woven fabrics division's competitive position varies by product line. There are several major domestic competitors in the finished cotton and cotton/polyester blend woven fabrics business, none of which dominates the market. The Company believes, however, that it has a strong competitive position in the all cotton pants-weight fabrics business, as well as the spun synthetic slack-weight and skirt-weight woven fabrics businesses. In addition, the Company is one of several major domestic suppliers of acetate unfinished fabric used in apparel linings and surgical tapes. Additional competitive strengths of the woven fabrics division include: knowledge of its customers' business needs; its ability to produce special fabrics such as textured blends; state-of-the-art spinning, weaving and fabric finishing equipment at most of its facilities; substantial vertical integration; and its ability to communicate electronically with its customers.

     The United States knitted fabrics industry is highly decentralized and is characterized by fierce competition among many companies. However, Dyersburg Corporation and West Point-Stevens, Inc. recently announced the proposed acquisition by Dyersburg Corporation of the Alamac (knitted fabrics) division of West Point-Stevens, Inc. If this acquisition were consummated, the Company believes that the combined entity would be the largest circular knitted fabrics manufacturer in the United States with substantially greater resources than the Company's knitted fabrics division. This may have a material adverse effect upon the Company. There can be no assurance that there will not be further consolidation in this industry. The significant vertical integration of the knitted fabrics division's manufacturing operations, its modern production facilities and its experience in performing the more complicated manufacturing techniques required in the production of 100% cotton fabrics enable the Company to compete in the knitted fabric market.

     Foreign competition is a significant factor in the United States fabric market. The Company believes that its relatively small manual labor component, highly-automated manufacturing processes and domestic manufacturing base allow the Company to compete on a price basis and to respond more quickly than foreign producers to changing fashion trends and to its domestic customers' delivery schedules. See "-- Industry Trends -- Growth of a Western Hemisphere Fabric/Apparel Production Chain." In addition, the Company benefits from protections afforded to apparel manufacturers based in certain Latin American and Caribbean countries that ship finished garments into the United States. NAFTA has effectively eliminated or substantially reduced tariffs on goods imported from Mexico if such goods are made from fabric originating in Canada, Mexico or the United States. Section 807 provides for the duty-free treatment of United States origin components used in the assembly of imported articles. The result is that duty is assessed only on the value of any foreign components that may be present and the labor costs incurred offshore in the assembly of apparel using United States origin fabric components. Because Section 807 creates an incentive to use fabric manufactured in the United States, it is beneficial to the Company and other domestic producers of apparel fabrics. In addition, pursuant to Section 807A, apparel articles assembled in a Caribbean country, in which all fabric components have been wholly formed and cut in the United States, are subject to preferential quotas with respect to access into the United States for such qualifying apparel, in addition to the significant tariff reduction pursuant to
Section 807. A similar program, enacted as a result of NAFTA and referred to as the Special Regime Program, provides even greater benefits (complete duty-free, quota-free treatment) for apparel assembled in Mexico from fabric components formed and cut in the United States. In contrast, apparel not meeting the criteria of Section 807, Section 807A, or the Special Regime Program, is subject to quotas and/or relatively higher tariffs. If Section 807, Section 807A or the Special Regime Program were repealed or altered in whole or in part, the Company believes that it could be at a serious competitive disadvantage relative to textile manufacturers in other parts of the world seeking to enter the United States market, which would have a material and adverse effect on the Company. Moreover, there can be no assurance that the current favorable regulatory environment will continue or that other geographic areas will not be afforded similar regulatory advantages. See "Risk Factors -- Competition; Risks Associated with Changing Industry and Regulation."

ENVIRONMENTAL AND REGULATORY MATTERS

     The Company is subject to various federal, state and local environmental laws and regulations concerning, among other things, wastewater discharges, storm water flows, air emissions, ozone depletion and solid waste disposal. The Company's plants generate very small quantities of hazardous waste that are either recycled or disposed of off-site. Most of its plants are required to possess one or more discharge permits.

     The Company is subject to a consent order that it entered into with the South Carolina Department of Health and Environmental Control on September 26, 1985 (the "Consent Order"), prior to Delta Woodside's acquisition of the business. The Consent Order arose from a determination that several private drinking wells in the area of two of the Company's plants had been contaminated. Pursuant to the Consent Order, the Company has discontinued the operation of a large spray field near these plants into which waste water sludge had been disposed and has placed into operation for such purpose a new and larger adjacent spray field. The Company expects that any continuing expenditures to comply with the Consent Order will be immaterial.

     Some of the Company's plants have been unable to comply with the acute toxicity and other permit-related limits contained in the National Pollutant Discharge Elimination System ("NPDES") permits held by the Company. With respect to certain such plants in North Carolina, the Company signed a Special Order by Consent with the North Carolina Department of Environmental Health and Natural Resources ("DEHNR") which required the plants to achieve compliance with the acute toxicity limits (the "Special Order by Consent"). The Special Order by Consent has been amended to require the plants to achieve compliance by October 1, 1997. The Company is actively investigating several alternative courses of action, including extending a discharge pipe one-half mile to a larger stream, in an effort to achieve compliance with the Special Order by Consent. The estimated cost of extending the discharge pipe is $800,000. The Company is currently also investigating certain wastewater treatment system basins to improve their condition and thus eliminate a likely source of groundwater contamination. With respect to certain South Carolina plants, the Company is working with the appropriate state agency in developing a corrective action plan for addressing the toxicity and other permit-related issues. The Company has implemented, or plans to implement, several courses of action in an effort to achieve compliance with its NPDES permits, including upgrades at the Delta 2 and 3 plants ranging from $1.1 million to $2.5 million in cost. Although there is no assurance that the Company will be successful in this regard, it does not currently believe that the matter will have a material adverse impact on the Company.

     Environmental regulation applicable to the Company's operations is becoming increasingly stringent. The Company continues to incur capital and other expenditures each year in order to comply with current and future regulatory standards. The Company does not expect, however, that the amount of such expenditures in the future will have a material adverse effect on its financial condition, results of operations or competitive position. There can be no assurance, however, that future changes in federal, state or local regulations, interpretations of existing regulations, or the discovery of currently unknown problems or conditions will not require substantial additional expenditures. Similarly, the extent of the Company's liability, if any, for past failures to comply with laws, regulations and permits applicable to its operations cannot be determined. See "Risk
Factors -- Environmental Laws and Regulations."

ORDER BACKLOGS

     The Company's order backlog at June 28, 1997 was $143.1 million, a 60.2% increase over the $89.3 million order backlog at June 28, 1996. Most of this increase was attributable to the woven fabrics division. The Company believes that backlog orders are generally indicative of future sales.

PROPERTIES

     The following table provides a description of the Company's principal administrative, sales, production and warehouse facilities.

                                                                           APPROXIMATE
LOCATION                                             PRINCIPAL USE       SQUARE FOOTAGE    OWNED/LEASED
--------                                             -------------       ---------------   ------------
WOVEN FABRICS DIVISION
Greenville, SC.................................  Administrative offices       17,400        Leased(1)
New York, NY...................................  Sales offices                12,500        Leased(2)
Dallas, TX vicinity (4)........................  Sales offices                   350        Leased(2)
Los Angeles, CA vicinity.......................  Sales offices                 2,200        Leased(2)
Beattie Plant, Fountain Inn, SC................  Spin/Weave                  390,000           (3)
Furman Plant, Fountain Inn, SC.................  Weave                       116,000           (3)
Estes Plant, Piedmont, SC......................  Spin/Weave                  332,000           (3)
Delta 3 Plant, Wallace, SC.....................  Dye/Finish                  555,000           (3)
Cypress Plant, Pamplico, SC....................  Spin                        144,000           (3)
Pamplico Plant, Pamplico, SC...................  Spin/Weave                  275,000           (3)
Delta 2 Plant, Wallace, SC.....................  Dye/Finish                  347,000           (3)
Catawba Plant, Maiden, NC......................  Spin                        115,000         Owned

KNITTED FABRICS DIVISION
Greer, SC......................................  Administrative offices       12,000         Owned
New York, NY...................................  Sales offices                 6,300        Leased(2)
Dallas, TX vicinity (4)........................  Sales offices                   350        Leased(2)
Carter Plant, Wallace, NC......................  Dye/Finish                  485,000         Owned
Holly Plant, Wallace, NC.......................  Knit                        224,000         Owned
Rainsford Plant, Edgefield, SC.................  Spin                        296,000         Owned
Mickel Plant, Spartanburg, SC..................  Spin                        207,000         Owned

---------------

(1) Lease expires in 1998 with the right to renew for two additional five-year periods.
(2) Leases expire on varying dates from September 1997 through December 2004.
(3) Titles to these facilities and substantially all of the equipment located in such facilities are held by three South Carolina counties under a fee-in-lieu-of-taxes arrangement, which has the effect of substantially reducing the Company's property taxes in South Carolina. Although the Company can reacquire such property at a nominal price, this would currently cause a significant increase in the amount of property taxes paid by the Company.
(4) This facility is shared by the woven fabrics and knitted fabrics divisions and the approximate square footage shown represents each division's approximate usage.

EMPLOYEES

     As of June 28, 1997, the Company had approximately 3,750 employees, of which 85.1% were paid on an hourly basis. The Company's employees are not represented by unions. The Company believes that its relations with its employees are good.

LEGAL PROCEEDINGS

     From time to time the Company is a defendant in legal actions involving claims arising in the normal course of its business, including product liability claims. The Company believes that, as a result of its legal defenses, insurance arrangements and indemnification provisions with financially capable parties, none of these actions is reasonably likely to have a material adverse effect on the financial condition or results of operations of the Company.

                              CERTAIN TRANSACTIONS

     The knitted fabrics division of the Company sells yarn and fabric to the subsidiary of Delta Woodside that manufactures and sells apparel. During fiscal years 1994, 1995, 1996 and 1997, these sales of yarn aggregated $14,568,000, $17,699,000, $23,363,000 and $22,015,000, respectively, and these sales of fabric aggregated $1,066,000, $2,493,000, $2,237,000 and $7,855,000,
respectively. During these periods until the end of March 1997, all such yarn sales were at a price equal to cost plus $0.01 per pound. All such fabric sales, and all yarn sales made since March 1997, were and have been made at prices deemed by the Company and Delta Woodside to approximate market value. In connection with the foregoing pricing policies on the yarn sales, through March 1997 the apparel manufacturing subsidiary of Delta Woodside also maintained with the knitted fabrics division a non-interest bearing deposit, which aggregated $7.5 million and $11.2 million at June 29, 1996 and July 1, 1995, respectively. Effective May 7, 1997, Delta Woodside adopted a written policy statement governing the pricing of intercompany transactions. Among other things, such policy statement provides that all intercompany sales and purchases will be settled at market value and terms.

     Delta Woodside provides various services to the Company, including payroll, accounting, internal audit, employee benefits and corporate services. These services have been charged on the basis of Delta Woodside's costs and allocated to the Company based on employee head count, computer time, projected sales and other criteria. During fiscal years 1994, 1995, 1996 and 1997, Delta Woodside charged the Company $3,083,000, $2,950,000, $3,123,000 and $3,302,000,
respectively, for these services. Effective as of August 1, 1997, the Company and Delta Woodside entered into a management services agreement that governs the use by the Company of and the method of charging the Company for the services to be provided by Delta Woodside to the Company on an ongoing basis. Such management services agreement provides, among other things, that the Company may request that Delta Woodside provide such executive, administrative, accounting and similar services as may be necessary and appropriate for the operation of the Company. The management services agreement further provides that Delta Woodside shall provide such services for a fee no greater than the lesser of:
(a) the cost to the Company of obtaining such services from an unaffiliated third party in an arm's length transaction or (b) the Company's pro rata share of Delta Woodside's actual cost or expense incurred in connection with providing such services (including a reasonable allocation of overhead and other unallocated corporate costs) with such pro rata share to be determined reasonably and in good faith by Delta Woodside in accordance with the following formulas: in the case of benefits, administration and payroll costs and expenses based upon the average number of employees of the Company during the immediately preceding four full fiscal quarters for which internal statements are available (the "Statement Period") as compared to the average number of employees of the Delta Woodside Group during the Statement Period; in the case of computer services based upon the number of computer processing units attributable to the Company during the Statement Period as compared to the total number of computer processing units of the Delta Woodside Group during the Statement Period; in the case of purchasing costs and expenses based upon the number of purchase orders attributable to the Company during the Statement Period as compared to the total number of purchase orders of the Delta Woodside Group during the Statement Period; in the case of expenses related to cotton buying services based upon the number of cotton orders entered into by or on behalf of the Company for the Statement Period as compared to the total number of cotton orders of the Delta Woodside Group for the Statement Period; in the case of accounting, tax and internal audit costs and expenses based upon the amount of the bill of Delta Woodside's external auditors during the Statement Period attributable to work related to the Company, as compared to the total bill of Delta Woodside's external auditors during the Statement Period; and in the case of all other costs and expenses based upon the total of the Company's revenues for the Statement Period as compared to revenues of the consolidated Delta Woodside Group for the Statement Period. Such management services agreement may be terminated at any time by any party thereto without liability, except that the Company shall pay for all services provided up to and including the date such agreement is terminated.

     Effective as of August 1, 1997 the Company and Delta Woodside entered into an income tax sharing agreement. Such income tax sharing agreement provides that Delta Woodside will file consolidated federal, and may file consolidated state and local, income tax returns covering the Company and the other members of the Delta Woodside Group. Such income tax sharing agreement further provides that the Company will pay to

Delta Woodside an amount on each tax due date equal to the lesser of (a) the Company's income tax liability had the Company filed a separate tax return for the affiliate group (the "Subsidiary Group") consisting of the Company and the Company's subsidiaries or (b) the Subsidiary Group's pro rata share of the Delta Woodside Group's aggregate income tax liability, calculating such pro rata share as if the members of the Delta Woodside Group had filed separate tax returns. However, any reduction in amount payable by the Company resulting from net operating losses ("NOL") generated by another subsidiary of Delta Woodside shall be paid to Delta Woodside when such other subsidiary would have otherwise benefitted from such NOL if it were filing separate tax returns. The income tax sharing agreement also provides that Delta Woodside will credit the Company for any net loss, tax credit or refund of the Subsidiary Group that reduces the tax liability of the Delta Woodside Group.

     For a description of indebtedness owed by the Company to the Delta Woodside Group, see "Use of Proceeds."

     Any transaction to be entered into between the Company, on the one hand, and Delta Woodside or any of Delta Woodside's other subsidiaries, on the other hand, will be on terms that the Company then believes comparable to those that would be available to the Company at such time from non-affiliated persons. In addition, pursuant to the terms of the Indenture, certain affiliate transactions (excluding sales of goods and manufacturing services in the ordinary course of business) in excess of $1.0 million will be subject to the approval at the time of the Company's Board of Directors and certain affiliate transactions (excluding sales of goods and manufacturing services in the ordinary course of business) in excess of $5.0 million will be subject to a fairness opinion by an investment banking firm of national standing.

                       DESCRIPTION OF OTHER INDEBTEDNESS

NEW CREDIT FACILITY

     The New Credit Facility will be provided by a group of banks and other financial institutions syndicated by NationsBanc Capital Markets, Inc., as arranger and syndication agent. The New Credit Facility will provide for $100.0 million in revolving credit loans ("Revolving Credit Loans") and commercial letters of credit. Availability of borrowings will be subject to a borrowing base equal to 85% of the Company's and its subsidiaries' eligible accounts receivables and 60% of their eligible inventory. Borrowings under the New Credit Facility will be secured by a first priority lien on the outstanding capital stock of the Company and its subsidiaries and all present and future accounts receivable and inventory of the Company and its domestic subsidiaries. The New Credit Facility will terminate five years after the date of initial funding.

     All Revolving Credit Loans will bear interest, at the Company's option (subject to a performance based pricing grid), at either: (i) the London Interbank Offered Rate ("LIBOR") plus 1.50% or (ii) a base rate (the higher of the NationsBank prime rate or the Federal Funds rate plus 0.50%) plus 0.75%.

     The Company will pay a commitment fee of 0.375% per annum of the unused commitment under the New Credit Facility. Such fee will be payable quarterly in arrears.

     The Company will pay a letter of credit fee equal to the interest rate spread on LIBOR loans on the outstanding amount of all letters of credit and a fronting fee of 0.125% per annum of the outstanding amount of each letter of credit. Such fees will be payable quarterly in arrears. In addition, the Company will pay customary transaction charges in connection with any letters of credit.

     The New Credit Facility will contain customary covenants and restrictions on the Company's ability to engage in certain activities. In addition, the New Credit Facility will provide that the Company must meet certain financial conditions including (i) a minimum consolidated tangible net worth, (ii) a maximum leverage ratio, (iii) a minimum consolidated current ratio and (iv) a minimum interest coverage ratio.

     The New Credit Facility will include customary events of default.

DESCRIPTION OF DELTA WOODSIDE INDEBTEDNESS

     Existing Credit Facility. Delta Woodside will use the amounts paid to it by the Company from the net proceeds from the issuance of the Notes, together with approximately $74.0 million of net proceeds from the New Credit Facility, to repay approximately $219.0 million in aggregate principal amount of indebtedness outstanding under the Existing Credit Agreement. The Existing Credit Agreement terminates September 30, 1997. Borrowings outstanding under the Existing Credit Agreement are guaranteed by the Company and various other subsidiaries of Delta Woodside, and bear interest at a variable rate which, for any day, is equal to the higher of (i) the rate of interest announced from time to time by NationsBank, N.A. as its "prime" rate as in effect at such time or
(ii) the weighted average of the rates on overnight Federal Funds transactions, as published by the Federal Reserve Bank of New York. Amounts borrowed under the Existing Credit Agreement, and its predecessor credit facilities, have been used to acquire businesses, to make capital expenditures and for general working capital purposes. Borrowings under the Existing Credit Facility are fully secured by liens on substantially all of the assets of the Delta Woodside Group and are guaranteed by the Company and most of the other subsidiaries of Delta Woodside.

     Parent Credit Facility. Concurrently with the closing of the Offering, Delta Woodside will enter into the Parent Credit Facility which will provide Delta Woodside with available borrowings of up to $20.0 million (subject to borrowing base limitations). All borrowings under the Parent Credit Facility will be secured by the current assets of the Delta Woodside Group (other than the Company and its subsidiaries) and guaranteed by all subsidiaries of Delta Woodside (other than the Company and its subsidiaries). All borrowings under the Parent Credit Facility will be due one year after the closing of the Refinancing.

                               DELTA MILLS, INC.

                     INDEX TO COMBINED FINANCIAL STATEMENTS

                                                              PAGE
                                                              ----
Report of KPMG Peat Marwick LLP.............................  F-2
Combined Balance Sheets as of July 1, 1995, June 29, 1996
  and June 28, 1997 (unaudited).............................  F-3
Combined Statements of Operations for the fiscal years ended
  July 2, 1994, July 1, 1995, June 29, 1996 and June 28,
  1997 (unaudited)..........................................  F-4
Combined Statements of Shareholder's Equity (Deficit) for
  the fiscal years ended July 2, 1994, July 1, 1995, June
  29, 1996 and June 28, 1997 (unaudited)....................  F-5
Combined Statements of Cash Flows for the fiscal years ended
  July 2, 1994, July 1, 1995, June 29, 1996 and June 28,
  1997 (unaudited)..........................................  F-6
Notes to Combined Financial Statements......................  F-7

                          INDEPENDENT AUDITORS' REPORT

The Board of Directors
Delta Mills, Inc.

     We have audited the accompanying combined balance sheets of Delta Mills, Inc. and certain divisions of Delta Consolidated Corporation as of July 1, 1995 and June 29, 1996, and the related combined statements of operations, shareholder's equity (deficit), and cash flows for each of the three years in the period ended June 29, 1996. These combined financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these combined financial statements based on our audits.

     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the financial statements referred to above present fairly, in all material respects, the combined financial position of Delta Mills, Inc. and certain divisions of Delta Consolidated Corporation at July 1, 1995 and June 29, 1996, and the results of their operations and their cash flows for each of the three years in the period ended June 29, 1996 in conformity with generally accepted accounting principles.

     As discussed in notes A and H to the combined financial statements, in 1996 the Company adopted the method of assessing impairment of long-lived assets as prescribed by Statement of Financial Accounting Standards No. 121.

                                          KPMG PEAT MARWICK LLP

Greenville, South Carolina
July 14, 1997

                               DELTA MILLS, INC.

                            COMBINED BALANCE SHEETS

                                                            JULY 1,       JUNE 29,        JUNE 28,
                                                              1995          1996            1997
                                                            --------      --------      ------------
                                                                                        (UNAUDITED)
                                                                         (IN THOUSANDS)
                                               ASSETS
CURRENT ASSETS
  Cash and cash equivalents...............................  $     45      $     44        $  1,095
  Accounts receivable:
    Factor................................................    63,085        63,194          83,676
    Customers.............................................    17,087        20,759          19,989
    Affiliates............................................     1,065         8,589           2,953
                                                            --------      --------        --------
                                                              81,237        92,542         106,618
    Less allowances for doubtful accounts and returns.....     1,312         1,064           1,003
                                                            --------      --------        --------
         Accounts receivable, net.........................    79,925        91,478         105,615
  Inventories
    Finished goods........................................    33,249        19,313          13,160
    Work in process.......................................    49,794        46,044          52,283
    Raw materials and supplies............................    13,542         9,276          11,752
                                                            --------      --------        --------
         Total inventories................................    96,585        74,633          77,195
                                                            --------      --------        --------
  Deferred income taxes and other current assets..........     3,889         3,426           3,553
                                                            --------      --------        --------
         TOTAL CURRENT ASSETS.............................   180,444       169,581         187,458
PROPERTY, PLANT AND EQUIPMENT, at cost
  Land and land improvements..............................     3,537         3,656           3,647
  Buildings...............................................    44,867        53,896          58,374
  Machinery and equipment.................................   165,190       194,366         207,548
  Furniture and fixtures..................................     3,751         4,020           3,944
  Leasehold improvements..................................       693           700             700
  Construction in progress................................    17,088         9,655           1,980
                                                            --------      --------        --------
                                                             235,126       266,293         276,193
  Less accumulated depreciation...........................    78,898       102,297         118,641
                                                            --------      --------        --------
         Property, plant and equipment, net...............   156,228       163,996         157,552
                                                            --------      --------        --------
                                                            $336,672      $333,577        $345,010
                                                            ========      ========        ========


                                LIABILITIES AND SHAREHOLDER'S EQUITY

CURRENT LIABILITIES
  Trade accounts payable..................................  $ 35,713      $ 22,022        $ 31,597
  Accrued employee compensation...........................     3,851         2,934           5,932
  Accrued and sundry liabilities..........................     7,709         9,028           8,796
  Payable to affiliates...................................    51,681        59,129          58,469
  Loan payable to affiliate...............................    31,069        60,458          40,189
  Current portion of long-term debt.......................        --            --          50,000
                                                            --------      --------        --------
         TOTAL CURRENT LIABILITIES........................   130,023       153,571         194,983
LONG-TERM DEBT DUE TO AFFILIATE, less current portion.....   170,000       170,000         120,000
DEFERRED INCOME TAXES.....................................    15,875        13,614          16,547
OTHER LIABILITIES AND DEFERRED CREDITS....................     4,684         5,101           5,636
SHAREHOLDER'S EQUITY (DEFICIT)
  Common Stock -- par value $.01 a share -- authorized
    3,000 shares, issued and outstanding 100 shares.......        --            --              --
  Additional paid-in capital..............................     2,134         2,134           2,134
  Retained earnings (accumulated deficit).................    13,956       (10,843)          5,710
                                                            --------      --------        --------
         TOTAL SHAREHOLDER'S EQUITY (DEFICIT).............    16,090        (8,709)          7,844
COMMITMENTS AND CONTINGENCIES.............................
                                                            --------      --------        --------
                                                            $336,672      $333,577        $345,010
                                                            ========      ========        ========

                  See notes to combined financial statements.

                               DELTA MILLS, INC.

                       COMBINED STATEMENTS OF OPERATIONS

                                                     JULY 2,    JULY 1,    JUNE 29,     JUNE 28,
                                                       1994       1995       1996         1997
                                                     --------   --------   ---------   -----------
                                                                                       (UNAUDITED)
                                                               (IN THOUSANDS, EXCEPT
                                                             SHARES AND PER SHARE DATA)
Net sales to non-affiliates........................  $391,403   $393,735   $ 376,861    $434,678
Net sales to affiliated parties....................    15,634     20,192      25,600      29,870
                                                     --------   --------   ---------    --------
  Total net sales..................................   407,037    413,927     402,461     464,548
Cost of goods sold.................................   361,531    369,785     389,977     399,378
                                                     --------   --------   ---------    --------
Gross profit.......................................    45,506     44,142      12,484      65,170
Selling, general and administrative expenses.......    25,734     23,717      22,767      25,382
Impairment and restructuring charges (credit)......     3,066       (290)     13,291          --
                                                     --------   --------   ---------    --------
                                                       16,706     20,715     (23,574)     39,788
Other expense (income):
  Interest expense.................................    10,795     12,251      14,099      14,285
  Interest (income)................................      (131)       (39)        (92)        (73)
  Other expense (income)...........................       122        272         921      (1,632)
                                                     --------   --------   ---------    --------
                                                       10,786     12,484      14,928      12,580
                                                     --------   --------   ---------    --------
INCOME (LOSS) BEFORE INCOME TAXES..................     5,920      8,231     (38,502)     27,208
Income tax expense (benefit).......................     2,500      3,180     (13,703)     10,655
                                                     --------   --------   ---------    --------
NET INCOME (LOSS)..................................  $  3,420   $  5,051   $ (24,799)   $ 16,553
                                                     ========   ========   =========    ========
Earnings (loss) per share of Common Stock..........  $ 34,200   $ 50,510   $(247,990)   $165,530
                                                     ========   ========   =========    ========
Number of shares outstanding.......................       100        100         100         100
                                                     ========   ========   =========    ========

                  See notes to combined financial statements.

                               DELTA MILLS, INC.

             COMBINED STATEMENTS OF SHAREHOLDER'S EQUITY (DEFICIT)

                                                                                RETAINED         TOTAL
                                                COMMON STOCK     ADDITIONAL     EARNINGS     SHAREHOLDER'S
                                              ----------------    PAID-IN     (ACCUMULATED      EQUITY
                                              SHARES   AMOUNT     CAPITAL       DEFICIT)       (DEFICIT)
                                              ------   -------   ----------   ------------   -------------
                                                           (IN THOUSANDS, EXCEPT SHARE DATA)
Balances at July 3, 1993....................   100          --     $2,217      $ 125,485       $ 127,702
Net income..................................                           --          3,420           3,420
Dividends declared -- $1.2 million per
  share.....................................                           --       (120,000)       (120,000)
                                               ---     -------     ------      ---------       ---------
Balances at July 2, 1994....................   100          --      2,217          8,905          11,122
Net income..................................                           --          5,051           5,051
Other.......................................                          (83)            --             (83)
                                               ---     -------     ------      ---------       ---------
Balances at July 1, 1995....................   100          --      2,134         13,956          16,090
Net (loss)..................................                           --        (24,799)        (24,799)
                                               ---     -------     ------      ---------       ---------
Balances at June 29, 1996...................   100          --      2,134        (10,843)         (8,709)
Net income (unaudited)......................                           --         16,553          16,553
                                               ---     -------     ------      ---------       ---------
BALANCES AT JUNE 28, 1997 (UNAUDITED).......   100     $    --     $2,134      $   5,710       $   7,844
                                               ===     =======     ======      =========       =========

                  See notes to combined financial statements.

                               DELTA MILLS, INC.

                       COMBINED STATEMENTS OF CASH FLOWS

                                                                       YEAR ENDED
                                                      ---------------------------------------------
                                                      JULY 2,    JULY 1,    JULY 29,     JUNE 28,
                                                        1994       1995       1996         1997
                                                      --------   --------   --------   ------------
                                                                                       (UNAUDITED)
                                                                     (IN THOUSANDS)
OPERATING ACTIVITIES
  Net income (loss).................................  $  3,420   $  5,051   $(24,799)    $ 16,553
  Adjustments to reconcile net income (loss) to net
     cash provided by operating activities:
     Depreciation...................................    15,807     17,007     18,963       19,393
     Amortization...................................       905        (10)       (11)         (70)
     Writedown of property and equipment............     1,230         --     12,554           --
     Provision for losses on accounts receivable....       490        746        490          388
     Provision for deferred income taxes............     3,641      1,119     (2,201)       3,152
     Losses (gains) on disposition of property and
       equipment....................................       145        335      1,016       (1,504)
     Deferred compensation..........................       630        676        428          605
     Changes in operating assets and liabilities:
       Accounts receivable..........................    17,404      3,502     (4,519)     (14,525)
       Inventories..................................    (8,208)    (3,130)    21,952       (2,562)
       Other current assets.........................        23          2        403         (346)
       Accounts payable and accrued expenses........   (14,201)    (6,117)       (22)      13,680
                                                      --------   --------   --------     --------
NET CASH PROVIDED BY OPERATING ACTIVITIES...........    21,286     19,181     24,254       34,764
INVESTING ACTIVITIES
  Property, plant and equipment:
     Purchases......................................   (18,834)   (27,195)   (47,946)     (15,718)
     Proceeds from dispositions.....................       517         --      1,826        2,274
                                                      --------   --------   --------     --------
NET CASH USED IN INVESTING ACTIVITIES...............   (18,317)   (27,195)   (46,120)     (13,444)
FINANCING ACTIVITIES
  Scheduled principal payments of long-term debt....      (988)      (548)        --           --
  Net proceeds from(repayments of) loan from parent
     company........................................    (1,241)     7,660     21,865      (20,269)
                                                      --------   --------   --------     --------
NET CASH PROVIDED BY (USED IN) FINANCING
  ACTIVITIES........................................    (2,229)     7,112     21,865      (20,269)
                                                      --------   --------   --------     --------
INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS....       740       (902)        (1)       1,051
                                                      --------   --------   --------     --------
Cash and cash equivalents at beginning of year......       207        947         45           44
                                                      --------   --------   --------     --------
CASH AND CASH EQUIVALENTS AT END OF YEAR............  $    947   $     45   $     44     $  1,095
                                                      ========   ========   ========     ========

                  See notes to combined financial statements.

                               DELTA MILLS, INC.

                     NOTES TO COMBINED FINANCIAL STATEMENTS

NOTE A -- DESCRIPTION OF BUSINESS AND SIGNIFICANT ACCOUNTING POLICIES

     Description of Business. The Company manufactures woven and knitted textile fabrics which are sold through separate sales divisions. The Company's operations, all within the textile industry, are considered a single business segment.

     Basis of Presentation. The combined financial statements include the accounts of Delta Mills, Inc. and certain divisions of Delta Consolidated Corporation (collectively, the "Company".) All significant intercompany balances and transactions have been eliminated. Delta Mills, Inc. and Delta Consolidated Corporation are wholly-owned subsidiaries of Alchem Capital Corporation, which is a wholly-owned subsidiary of Delta Woodside Industries, Inc. ("Delta Woodside").

     The accompanying unaudited combined financial statements of the Company for the year ended June 28, 1997 have been prepared in accordance with generally accepted accounting principles for interim financial information. Accordingly, they do not include all of the information and footnotes required by generally accepted accounting principles for complete financial statements. In the opinion of management, all adjustments (consisting of only normal recurring accruals) considered necessary for a fair presentation have been included.

     Significant transactions that occurred during the fiscal year ended June 28, 1997 and resulted in commitments of the Company not otherwise disclosed herein include the following:

     (1) As of December 31, 1996, the Company entered into operating leases for machinery and equipment that expire in 2002. Future minimum lease payments under these noncancellable operating leases are $2.8 million per year for 5 years. Therefore, aggregate future minimum lease payments will approximate $3.5 million per fiscal year for 1998 through 2002.

     (2) The Company entered into agreements, and has fixed prices, to purchase cotton for use in its manufacturing operations. At June 28, 1997, payments under these contracts with noncancellable contract terms are approximately $59.5 million and approximately $11.9 million in fiscal years 1998 and 1999, respectively.

     (3) As of December 20, 1996, the loan facility of Delta Woodside was amended to secure it with mortgage liens on substantially all of the real property of the Company, Delta Woodside, and the other subsidiaries of Delta Woodside.

     Cash Equivalents. The Company considers all highly liquid investments having maturities of three months or less when purchased to be cash equivalents.

     Inventories. Inventories are stated at the lower of cost or market determined using the first-in, first-out (FIFO) method.

     Property, Plant and Equipment. Property, plant and equipment is stated on the basis of cost. Depreciation is computed by the straight-line method for financial reporting based on estimated useful lives of three to thirty-two years, but predominantly over seven to ten years, and by accelerated methods for income tax reporting. When required by circumstances, the Company writes down assets to their estimated market value.

     Impairment of Long-Lived Assets. When required by circumstances, the Company evaluates the recoverability of its long-lived assets by comparing estimated future undiscounted cash flows with the asset's carrying amount to determine if a write-down to market value or discounted cash flow is required. This policy was formally adopted by the Company in fiscal 1996.

     Revenue Recognition. Sales are recorded upon shipment or designation of specific goods for later shipment at customers' request with related risk of ownership passing to such customers.

                               DELTA MILLS, INC.

     Income Taxes. Deferred income taxes are recognized for the tax consequences of "temporary differences" by applying enacted statutory tax rates applicable to future years to differences between the financial statement carrying amounts and the tax bases of existing assets and liabilities. The effect on deferred taxes of a change in tax rates is recognized in income in the period that includes the enactment date.

     Earnings Per Common Share. Per share data are computed based on the weighted average number of shares of Common Stock of Delta Mills, Inc. outstanding during each period.

     Environmental. Environmental compliance costs including ongoing maintenance, monitoring and similar costs, are expensed as incurred. Environmental remediation costs are accrued, except to the extent costs can be capitalized, when remedial efforts are probable, and the cost can be reasonably estimated.

     Cotton Procurement. The Company contracts to buy cotton with future delivery dates at fixed prices in order to reduce the effects of fluctuations in the prices of cotton used in the manufacture of its products. These contracts permit settlement by delivery and are not used for trading purposes. The Company commits to fixed prices on a percentage of its cotton requirements up to eighteen months in the future. If market prices for cotton fall below the Company's committed fixed costs and are not recoverable, the differential is charged to income at that time.

     Estimates. The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

     Fiscal Year. The Company's operations are based on a fifty-two or fifty-three week fiscal year ending on the Saturday closest to June 30. Fiscal years 1994, 1995, 1996 and 1997 each consist of 52 weeks.

NOTE B -- ACCOUNTS RECEIVABLE

     The woven fabrics operation assigns a substantial portion of its trade accounts receivable to a bank under a factor agreement. The assignment of these receivables is primarily without recourse, provided that customer orders are approved by the bank prior to shipment of goods, up to a maximum for each individual account.

     The Company operates within the textile industry, and its operations are affected by the relative strength or weakness of the textile markets. The Company has a major customer who accounted for 12%, 15% and 13% of total net sales for fiscal years 1994, 1995, and 1996, respectively.

     The Company's accounts receivable are due from many companies that produce apparel, home furnishings and other products located throughout the United States. The many companies represented in the Company's accounts receivable limits to a certain extent the concentration of credit risk. The Company generally does not require collateral for its accounts receivable.

NOTE C -- LONG-TERM DEBT AND LEASES

     Long-term debt consists of two 6% notes payable of $120,000,000 and $50,000,000 to Alchem Capital Corporation, which are due July 6, 1998 and June 27, 1998, respectively. The debt is unsecured.

     Total interest expense incurred and paid by the Company was $10,795,000, $12,523,000 and $14,622,000 for fiscal years 1994, 1995 and 1996, respectively, of which $272,000 and $523,000 was capitalized during fiscal years 1995 and 1996, respectively.

                               DELTA MILLS, INC.

     Rent expense relating to operating leases was approximately $1,689,000 $1,593,000 and $1,309,000 for fiscal years 1994, 1995 and 1996, respectively.
Aggregate principal maturities of all long-term debt and minimum payments under operating leases are as follows:

                                                           LONG-TERM        OPERATING
FISCAL YEAR                                                   DEBT            LEASES
-----------                                               ------------      ----------
1997....................................................  $    --           $  698,000
1998....................................................    50,000,000         525,000
1999....................................................   120,000,000         509,000
2000....................................................       --              499,000
2001....................................................       --              499,000
Later Years.............................................       --            1,530,000
                                                          ------------      ----------
                                                          $170,000,000      $4,260,000
                                                          ============      ==========

     Financial instruments with off balance sheet risk to the Company include a loan guarantee whereby the Company is contingently liable as guarantor of a loan facility for $249 million for Delta Woodside as of June 29, 1996. In April 1996, the loan facility was amended to secure it with accounts receivable, inventory and equipment. At June 29, 1996 the Company's accounts receivable, inventory and equipment pledged as collateral had a book value of $267 million.

     See Note A for information with respect to fiscal year 1997.

NOTE D -- INCOME TAXES

     The Company reports federal income taxes in the consolidated return of Delta Woodside and had a tax loss in 1996 of $28 million which was reported in the consolidated Federal income tax return of its parent, Delta Woodside Industries, Inc. The combined group had a 1996 tax loss of $34 million, of which $32 million was carried back three years. The combined group received a tax refund of $8.5 million. The Federal income tax obligation or refund that is allocated to the Company is determined as if the Company were filing a separate Federal income tax return. The Company's Federal tax liability or receivable is paid to or receivable from Delta Woodside.

     The Company had a Federal net operating loss carryforward of $1.9 million which expired unused at the end of fiscal 1996. The Company has state NOL carryovers of approximately $18 million which expire in years 1999 through 2011.

     The Company's gross deferred tax assets are reduced by a valuation allowance to net deferred tax assets considered by management to be more likely than not realizable. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible. The change in the valuation allowance from 1995 to 1996 is $.3 million.

                               DELTA MILLS, INC.

     Significant components of the Company's deferred tax assets and liabilities are as follows:

                                                             1995             1996
                                                          -----------      -----------
Deferred tax assets:
  Restructuring reserves................................  $   459,000      $ 4,517,000
  Deferred compensation.................................    1,561,000        1,725,000
  Net operating loss carryforwards......................      872,000        1,096,000
  Accrued and sundry liabilities........................    2,133,000        2,360,000
  Inventory.............................................      943,000        1,468,000
  Allowances for doubtful accounts and returns..........      442,000          308,000
  Other.................................................      176,000          169,000
                                                          -----------      -----------
  Gross deferred tax assets.............................  $ 6,586,000      $11,643,000
  Valuation allowance...................................     (676,000)      (1,022,000)
                                                          -----------      -----------
     Net deferred tax assets............................  $ 5,910,000      $10,621,000
                                                          ===========      ===========
Deferred tax liabilities:
  Depreciation..........................................  $18,072,000      $19,970,000
  Other.................................................      380,000          992,000
                                                          -----------      -----------
  Deferred tax liabilities..............................  $18,452,000      $20,962,000
                                                          -----------      -----------
     Net deferred tax liabilities.......................  $12,542,000      $10,341,000
                                                          ===========      ===========

     Significant components of the provision for income taxes (benefits) are as follows:

                                                 1994           1995           1996
                                              -----------    ----------    ------------
Current:
  Federal income taxes (benefits)...........  $(1,208,000)   $1,628,000    $(11,583,000)
  State income taxes........................       67,000       433,000          81,000
                                              -----------    ----------    ------------
  Total current.............................  $(1,141,000)   $2,061,000    $(11,502,000)
                                              ===========    ==========    ============
Deferred:
  Federal income taxes (benefits)...........  $ 3,191,000    $1,099,000    $ (1,886,000)
  State income taxes (benefits).............      450,000        20,000        (315,000)
                                              -----------    ----------    ------------
  Total deferred............................  $ 3,641,000    $1,119,000    $ (2,201,000)
                                              -----------    ----------    ------------
          Total provision (benefit).........  $ 2,500,000    $3,180,000    $(13,703,000)
                                              ===========    ==========    ============

     The reconciliation of income tax expense (benefit) computed at the Federal statutory tax rate to the actual income tax expense (benefit) is as follows:

                                                  1994          1995           1996
                                               ----------    ----------    ------------
Income tax expense (benefit) at statutory
  rates......................................  $2,072,000    $2,881,000    $(13,476,000)
State taxes (benefits) net of federal
  effect.....................................     336,000       294,000        (152,000)
Permanent difference.........................     381,000        23,000           6,000
Other........................................    (289,000)      (18,000)        (81,000)
                                               ----------    ----------    ------------
Income tax expense (benefit).................  $2,500,000    $3,180,000    $(13,703,000)
                                               ==========    ==========    ============

     The Company received tax refunds of $3,472,000 and $1,852,000 in fiscal years 1995 and 1996, respectively. During fiscal year 1994, the company made tax payments of $6,178,000.

                               DELTA MILLS, INC.

NOTE E -- EMPLOYEE BENEFIT PLANS

     The Company participates in the Delta Woodside Industries Employee Retirement Plan. The Retirement Plan qualifies as an Employee Stock Ownership Plan ("ESOP") under the Internal Revenue Code as a defined contribution plan. All employees of the Company who are at least 21 years of age with one year of service are eligible to participate in the Retirement Plan. Amounts allocated to participant accounts generally vest over a five-year period. Each participant has the right to direct the trustee as to the manner in which shares held are to be voted. Contributions of $248,000, $247,000 and $270,000 were allocated to participants for fiscal 1994, 1995, and 1996, respectively.

     The Company participates in the Delta Woodside Industries 401(k) Employee Savings and Investment Plan. Employees meeting certain eligibility requirements may join the plan. During fiscal 1995 and 1996, the Company contributed $141,000 and $398,000, respectively, to the Plan. The Company made no contributions to the Plan during fiscal 1994.

     The Company also participates in a 501(c)(9) trust, the Delta Woodside Employee Benefit Plan and Trust ("Trust"). The Trust collects both employer and employee contributions from the Company and makes disbursements for health claims and other qualified benefits.

     The Company participates in a Deferred Compensation Plan, managed by Delta Woodside, which permits certain management employees to defer a portion of their compensation. Deferred compensation accounts are credited with interest and are distributable after retirement, disability or employment termination. As of July 1, 1995 and June 29, 1996, the Company's total liability amounted to $4,053,000 and $4,481,000, respectively.

     The Company also participates in the Delta Woodside Industries, Inc. Incentive Stock Award Plan and Stock Option Plan. Including associated tax assistance, under the Incentive Stock Award Plan, the Company recognized expense of $488,000, $404,000 and $325,000 for fiscal 1994, 1995, and 1996, respectively. Under the Stock Option Plan, the Company recognized expense of $115,000, $63,000 and $61,000 for fiscal 1994, 1995, and 1996, respectively.

NOTE F -- AFFILIATED PARTY TRANSACTIONS

     The Company participates in a cash management system maintained by Delta Woodside Industries, Inc. Under this system excess cash is forwarded to Delta Woodside each day, reducing current loan payable to affiliate. Likewise, cash requirements are funded daily by Delta Woodside, increasing loan payable to affiliate. Interest is charged on loan payable to affiliate balances based on the weighted average cost of Delta Woodside's borrowings. The rate charged on these borrowings was approximately 7.7% at June 29, 1996.

     Accounts receivable due from affiliates include $.6 million and $8.4 million at July 1, 1995 and June 29, 1996, respectively, for anticipated refunds of income taxes from Delta Woodside Industries, Inc. Receivables from affiliates also include $.4 and $.1 million at July 1, 1995, and June 29, 1996, respectively, resulting from sales to Duck Head Apparel Company, Inc. an affiliate.

     Current payable to affiliates bears no interest and includes (1) $40.5 million at July 1, 1995 and June 29, 1996, payable to Delta Woodside resulting from previous mergers, (2) an advance from Duck Head Apparel Company, Inc. of $11.2 million and $7.5 million and July 1, 1995 and June 29, 1996, in connection with certain affiliate sales programs (see below), (3) interest payable of $10.2 million owed Alchem Capital Corporation at June 29, 1996, and (4) other amounts payable to Delta Woodside for current activity as described in the following paragraphs.

                               DELTA MILLS, INC.

     Affiliated party transactions included in the statements of operations result from a variety of services provided and goods transferred as shown in the following table:

                                                 1994           1995           1996
                                              -----------    -----------    -----------
Textile and yarn sales......................  $15,634,000    $20,192,000    $25,600,000
Corporate services expense..................    3,083,000      2,950,000      3,123,000
Income tax payments (refunds)...............    6,178,000     (3,864,000)    (1,852,000)
Payroll taxes, insurance and
  employee-related expenses.................   15,084,000     14,941,000     25,548,000
Printing services expense...................      432,000        460,000        407,000
Interest expense............................   10,119,000     11,760,000     13,627,000
Rental income...............................      155,000        153,000        141,000

     The Company sells textiles and yarn to an affiliate at prices which approximate cost. In connection with this pricing arrangement, the affiliate maintains a noninterest bearing deposit with the Company. The amount of deposit is based on the volume of purchases. Corporate services include management, treasury, computer, purchasing, benefits, payroll, auditing, accounting and tax services. For these services, Delta Woodside charges actual cost based on relative usage and other factors. Actual cost is charged for payroll taxes, insurance and employee related expenses which are managed by Delta Woodside as a corporate service. Printing services are charged at market prices. Interest is charged based on fixed rates for long-term debt. Interest on loan payable to affiliate is charged based on Delta Woodside's weighted average interest rate. The Company charges affiliates for rent based on estimated cost and space utilized.

NOTE G -- FAIR VALUE OF FINANCIAL INSTRUMENTS

     The Company's carrying value of long-term debt is approximately $8.5 million higher than fair value. Fair value was determined using market rates for debt of a similar maturity. For other material financial instruments, carrying value approximates fair value.

NOTE H -- RESTRUCTURING AND IMPAIRMENT CHARGES

     The history of operating losses at the knitting and knit finishing operations at two plants in the knitted fabrics division caused the Company to recognize a charge of $11.7 million during fiscal year 1996 to reduce the book value of the fixed assets in this business to the appraised orderly liquidation value.

     The Company also recognized restructuring charges of $1.6 million in 1996 for plant closings in the woven textile division. Of the $1.6 million, $1.0 million is for the write-down of property, plant and equipment, and the remainder is for expenses incurred in connection with the plant closings.

     During fiscal year 1994, the Company wrote down to fair market value property, plant and equipment and its related intangibles in the knitted fabrics division resulting in a charge of $2.1 million. Other restructuring charges of $0.9 million resulted from plant closings in that year. During fiscal year 1995, the Company recovered $0.3 million from prior write-offs.

NOTE I -- COMMITMENTS AND CONTINGENCIES

     The Company has entered into agreements, and has fixed prices, to purchase cotton for use in its manufacturing operations. At June 29, 1996 minimum payments under these contracts with noncancellable contract terms were $51,497,000 in fiscal 1997 and $5,235,000 in fiscal 1998. These commitments were at prices which approximate current market value.

     From time to time the Company and its subsidiaries are defendants in legal actions involving claims arising in the normal course of business, including product liability claims. The Company believes that, as a

                               DELTA MILLS, INC.

result of legal defenses, insurance arrangements and indemnification provisions with parties believed to be financially capable, none of these actions should have a material adverse effect on its results of operations or financial condition.

NOTE J -- QUARTERLY RESULTS OF OPERATIONS (UNAUDITED)

     The following is a summary of the unaudited quarterly results of operations for the years ended July 1, 1995 and June 29, 1996:

                                                             QUARTER ENDED
                                           -------------------------------------------------
                                            OCTOBER 1     DECEMBER 31   APRIL 1     JULY 1
                                           ------------   -----------   --------   ---------
                                                 (IN THOUSANDS EXCEPT PER SHARE DATA)
1995
  Net sales..............................    $98,232       $105,983     $100,578   $ 109,134
  Gross profit...........................     12,231         12,042        9,615      10,254
  Net income (loss)......................      1,909          2,099          602         441
  Earnings per share of Common Stock.....     19,090         20,990        6,020       4,410

                                                             QUARTER ENDED
                                           -------------------------------------------------
                                           SEPTEMBER 30   DECEMBER 30   MARCH 30    JUNE 29
                                           ------------   -----------   --------   ---------
1996
  Net sales..............................    $97,424       $106,254     $ 91,659   $ 107,124
  Gross profit...........................      8,285          4,943          987      (1,731)
  Net income (loss)......................       (829)        (2,945)      (5,453)    (15,572)
  Earnings (loss) per share of Common
     Stock...............................     (8,290)       (29,450)     (54,530)   (155,720)

     During the fourth quarter of fiscal 1996, the Company recognized impairment and restructuring charges of $13.3 million, and also charged cost of goods sold for $1.1 million attributable to cotton purchase commitments at prices in excess of market value and in quantities in excess of orders from customers.